================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           FUSION SYSTEMS CORPORATION
                           (Name of Subject Company)

                           FUSION SYSTEMS CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (INCLUDING THE ASSOCIATED PREFERRED
                             SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                     361129
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               JOSEPH F. GREEVES
                                   SECRETARY
                           FUSION SYSTEMS CORPORATION
                              7600 STANDISH PLACE
                              ROCKVILLE, MD 20855
                                 (301) 251-0300
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                           GORDON H. HAYES, JR., ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Fusion Systems Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 7600 Standish Place, Rockville, Maryland 20855. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Shares"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares") issued pursuant to the Rights Agreement, dated as of September 8, 1994, as amended as of April 19, 1995 and June 30, 1997, between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (the "Rights Agreement").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by ETN Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Eaton Corporation, an Ohio corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 7, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at $39.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of June 30, 1997 (the "Merger Agreement"), among the Company, the Purchaser and Parent. The Merger Agreement is filed as Exhibit 1 to this statement and is incorporated herein by reference.

     The Company has declared a dividend of Contingent Payment Rights (the "Contingent Rights") to holders of record on July 25, 1997 of the Company's Common Shares, having the principal terms set forth below under Item 8, pursuant to a Contingent Payment Rights Agreement between the Company and a trustee (the "Trustee") mutually acceptable to the Company, the Parent and the Purchaser substantially in the form filed as Exhibit 2 to this statement (the "Contingent Rights Agreement"). The proposed form of Contingent Rights Agreement is incorporated herein by reference. The Offer is expressly not being made with respect to the Contingent Rights.

     As set forth in the Schedule 14D-1, the address of the principal executive offices of the Purchaser is c/o Eaton Corporation, Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114-2584.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, is set forth above under Item 1.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no known actual or potential conflicts of interest between the Company or its affiliates and Parent or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH PARENT, THE PURCHASER, OR THEIR AFFILIATES

  Confidentiality Agreement

     The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of April 7, 1997, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, both Parent and the Company agreed to keep confidential all non-public, confidential or proprietary information furnished to it by the other relating to the Company, subject to certain exceptions (the

"Confidential Information") and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent.

     In addition to the provisions of the Confidentiality Agreement with respect to the maintenance of confidentiality and the permitted use of information provided by or on behalf of the Company, Parent also agreed in the Confidentiality Agreement to (i) restrictions on initiating communications with employees, customers, suppliers or distributors, (ii) a mutual non-solicitation of employees, and (iii) certain standstill restrictions, all of which provisions are no longer applicable by virtue of the execution of the Merger Agreement.

  Exclusivity Agreement

     The following is a summary of certain material provisions of the Exclusivity Agreement, dated June 24, 1997, between the Company and Parent (the "Exclusivity Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Exclusivity Agreement.

     In the Exclusivity Agreement, the Company agreed to negotiate exclusively with Parent through July 7, 1997 or, if agreed by both parties, a later date, with respect to a possible business combination between the Company and Parent. During this time period, the Company and its affiliates could not solicit or initiate any inquiries or proposals or participate in discussions or negotiations regarding any type of acquisition of the Company. In addition, Parent and the Company agreed that, unless agreed otherwise by both parties, neither they, nor their affiliates or representatives, would make any public announcement or disclosure of the existence or details of any discussions and negotiations concerning the transaction.

  Merger Agreement

     The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser may not (i) decrease the amount offered per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) waive the Minimum Condition, (iv) impose additional conditions to the Offer, or (v) amend any other term of the Offer in any manner adverse to the holders of Shares. Subject to the terms of the Offer and the Merger Agreement and the satisfaction of all the conditions of the Offer as of any expiration date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such expiration date of the Offer, provided that, if all of the conditions to the Offer are satisfied and more than 75% but less than 90% of the outstanding Shares on a fully diluted basis (excluding Options which are not exercisable for 30 days) have been validly tendered and not properly withdrawn in the Offer, the Purchaser will have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of five additional business days in the aggregate, provided the Purchaser agrees to waive conditions set forth below in paragraphs (b), (c), (f) and (h) under the subheading, "-- Certain Conditions to the Offer" in this Item
3. The Merger Agreement provides that, without written consent of the Company, the Purchaser will not accept for payment or pay for any Shares in the Offer if, as a result, the Purchaser would acquire less than the number of Shares necessary to satisfy the Minimum Condition.

     The Company has represented to Parent in the Merger Agreement that the Board of Directors, at a meeting duly called and held, has (i) determined by unanimous vote of its directors that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger and the distribution of the Contingent Rights, is fair to and in the best interests of the Company and its stockholders, (ii) approved the distribution of the Contingent Rights, (iii) approved the Offer and adopted the Merger Agreement in accordance with the Delaware General Corporation Law (the "GCL"), (iv) recommended acceptance of the Offer and approval of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law), and (v) taken all other action necessary to render Section 203 of the GCL and the Rights inapplicable to the Offer and the Merger; provided, however, that such recommendation and approval may be withdrawn, modified or amended to the extent that the Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to result in a breach of the Board of Directors' fiduciary obligations under applicable law. The Company further represented that, prior to the execution of the Merger Agreement, Salomon Brothers Inc ("Salomon Brothers") has delivered to the Board of Directors its written opinion that the consideration to be received by the holders of Shares (other than Parent or any of its affiliates) pursuant to the Offer, the Merger and the Contingent Rights is fair to the Company's stockholders from a financial point of view.

     The Merger Agreement provides that Parent, upon the payment by the Purchaser for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, is entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of the total number of directors on the Board of Directors (determined after giving effect to the directors so elected pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the time the Merger becomes effective, the Board of Directors shall always have at least two members who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the effective time of the Merger, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. Following the election or appointment of Parent's designees and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders (or in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company.

     THE MERGER. The Merger Agreement provides that, at the effective time of the Merger, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     The Certificate of Incorporation of the Company, as in effect immediately prior to the effective time of the Merger, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and of the Merger Agreement and applicable law. The By-Laws of the Purchaser in effect at the time of the effective time of the Merger shall be the By-Laws of the Surviving Corporation until amended, subject to the provisions of the Merger Agreement relating to indemnification of directors and officers in accordance with the provisions thereof and applicable law.

     Subject to applicable law, the directors of the Purchaser immediately prior to the effective time of the Merger will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and the officers of the Surviving Corporation will be those persons designated by Parent and the Purchaser.

     By virtue of the Merger and without any action on the part of the holders thereof, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) any Shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be cancelled and retired and will cease to exist with no payment being made with respect thereto and (ii) Dissenting Shares) will be cancelled and retired and will be converted into the right to receive $39.00 net per Share in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share. At the effective time of the Merger, each share of common stock of the Purchaser, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation. The Contingent Rights will remain outstanding after the effective time of the Merger in accordance with their terms.

     The Merger Agreement provides that, prior to the effective time of the Merger, the Board of Directors (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the effective time of the Merger, of Options granted prior to the date of the Merger Agreement under any of the Stock Plans, without any payment therefor except as described below. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, the Company shall accelerate the vesting of certain specified Options and each then vested Option will no longer be exercisable but will entitle each holder thereof, in cancellation and settlement therefor, to (i) a payment in cash by the Company (subject to any applicable withholding taxes), at the effective time of the Merger, equal to the product of (x) the total number of Shares subject to such vested Option and (y) the excess of the Merger Consideration over the exercise price per Share subject to such vested Option, and (ii) a payment in cash by the Surviving Corporation (subject to any applicable withholding taxes), at the earlier of March 31, 1999 or the redemption date of the Contingent Rights, equal to the product of (x) the total number of Shares subject to such cancelled vested Option, and (y) the $5.00 per right redemption price of the Contingent Rights or the Contingent Payment, as the case may be, if any (the amounts payable under clauses (i) and (ii) of this sentence being referred to as the "Cash Payments"). Pursuant to the Merger Agreement, Options which are not vested and exercisable at the effective time of the Merger will be cancelled at the effective time of the Merger without any payment therefor. Parent has agreed to cause the Surviving Corporation to establish a Special Bonus Plan (the "Special Bonus Plan") for all employees of the Company or any of its subsidiaries who held Options which were outstanding as of immediately before the effective time of the Merger which were not then vested and were terminated as of the effective time of the Merger. The Special Bonus Plan shall provide for a cash payment on the second anniversary of the effective time of the Merger to each employee who continues to be an employee of the Surviving Corporation, Parent or any of their respective subsidiaries on such second anniversary in an amount (subject to any applicable withholding taxes) equal to the sum of (i) the product of (x) the total number of Shares subject to such terminated Options and (y) the excess of the Merger Consideration over the exercise price per Share of such terminated Options, plus (ii) interest on the amount set forth in clause (i) at a rate of 6% per annum from the effective time of the Merger, plus (iii) the product of
(x) the total number of Shares subject to such terminated Option and (y) the amount of cash, if any, paid with respect to each Contingent Right pursuant to the Contingent Rights Agreement. Any employee of the Company who is involuntarily terminated without cause or whose employment ceases by reason of death or disability, in each case prior to the second anniversary of the effective time of the Merger, shall be entitled, promptly following such termination or cessation of employment (or, in the case of any payment pursuant to clause (iii) of the preceding sentence, promptly following the later of March 31, 1999 or the date of such termination or cessation of employment), to receive from the Company a cash payment equal to the amount which such employee would have received pursuant to the formula in the immediately preceding sentence had such employee remained employed throughout the period ending on the second anniversary of the effective time of the Merger.

     The Company has represented in the Merger Agreement that the Board of Directors has taken all necessary action to terminate its 1994 Employee Stock Purchase Plan effective prior to the beginning of the payment period which would have commenced on July 1, 1997, and no Options have been or will be issued under such Stock Plan with respect to any payment period beginning on or after July 1, 1997. All other Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the effective time of the Merger. The Company has agreed to take all reasonable steps to ensure that none of Parent, the Company or any of their respective subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than Parent or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof other than to the extent provided with respect to the Contingent Rights. The Company further agreed to use its reasonable best efforts to obtain all necessary consents to ensure that, after the effective time of the Merger, holders of Options will have no rights other than the rights of the holders of vested Options to receive the Cash Payments in cancellation and settlement thereof.

     The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will (i) convene a special meeting of its stockholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement, and use its reasonable efforts (x) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as defined herein) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) subject to the fiduciary obligations of the Board of Directors under applicable law as provided in the Merger Agreement, include in the Proxy Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger Agreement. Parent has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

     The Merger Agreement further provides that, notwithstanding the foregoing, if Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares of the Company pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the GCL.

     REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Merger Agreement contains customary representations and warranties with respect to the Company, including, among other things, (i) with respect to the organization, corporate powers and qualifications of the Company and each of its significant subsidiaries; (ii) with respect to the capitalization of the Company and its significant subsidiaries; (iii) that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated therein have been duly and validly authorized and approved by the Board of Directors and that no other corporate proceedings on the part of the Company are necessary to authorize or approve the Merger Agreement or to consummate the transactions contemplated therein (other than, with respect to the Merger, the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the then outstanding Shares entitled to vote thereon, to the extent required by applicable law); (iv) with respect to the absence of any conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any statute, ordinance, rule, regulation, order, judgment, decree, permit or license, agreements, contracts or other instruments and obligations; (v) with respect to the accuracy of the documents filed with the Commission; (vi) with respect to the Company's financial statements, its financial condition, the amount of cash and cash equivalents the Company had on hand as of May 23, 1997 and its net working capital as of such date; (vii) with respect to the compliance of the Company and its subsidiaries with certain laws relating to the protection of the environment; (viii) that the Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities (as defined in the Merger Agreement) required for the conduct of their respective businesses and are otherwise in compliance with all applicable laws; (ix) with respect to the absence, as a result of the transactions contemplated by the Merger Agreement, of a "change of control" under or other detriment under agreements or instruments to which the Company or its subsidiaries are bound; (x) with respect to the absence of certain litigation with respect to the Company; (xi) with respect to the accuracy and completeness of the information supplied by the Company in connection with the Offer, the Proxy Statement or any other document to be filed with the Commission or any other Governmental Entity in connection with the transactions contemplated by the Merger Agreement; (xii) that Section 203 of GCL is not applicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement;
(xiii) with respect to the Company's employee benefit plans; (xiv) with respect to patents, trademarks and other intellectual property of the Company and its subsidiaries; (xv) with respect to certain tax returns required to be filed and certain taxes required to be paid by the Company and its subsidiaries; (xvi) the absence of certain events since December 31, 1996, including that there has not been any change in or effect on the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of the Company or any of its subsidiaries that would reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"); (xvii) with respect to certain union and labor matters; (xviii) with respect to relationships with customers, suppliers, distributors and sales representatives; (xix) with respect to certain contractual obligations; (xx) that the Company has taken all necessary action pursuant to the Rights Agreement to provide that no Triggering Event or Distribution Date (as each term is defined in the Rights Agreement) will occur, and that Parent, the Purchaser and their affiliates will not become an Acquiring Person (as defined in the Rights Agreement), in each case as a result of the announcement, commencement or consummation of the Offer or Merger, the execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby; (xxi) with respect to certain product recalls; (xxii) with respect to certain liabilities in connection with the Company's disposition of its ultraviolet curing systems business; and (xxiii) with respect to the absence of brokerage or finders fees or commissions payable in connection with the Merger Agreement and the transactions contemplated thereby (other than with respect to fees payable to Salomon Brothers or Venture Advisors, Inc.) and the aggregate amount of certain fees and expenses in connection with the Merger Agreement and the transactions contemplated thereby.

     REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER. The Merger Agreement contains customary representations and warranties by Parent and the Purchaser, including, among other things, (i) with respect to the organization, corporate powers and qualifications of Parent and the Purchaser; (ii) that each of Parent and the Purchaser has the necessary corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated thereby; (iii) with respect to the absence of any conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (iv) that neither Parent nor any of its subsidiaries was, immediately prior to the execution of the Merger Agreement, an "interested stockholder" within the meaning of Section 203 of the GCL; and (v) that Parent has and will cause the Purchaser to have the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby.

     COVENANTS. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until the effective time of the Merger, to conduct their operations only in the ordinary and usual course of business consistent with past practice and obligates the Company and its subsidiaries to use their reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the good will of those having business relationships with them. The Merger Agreement also contains specific covenants as to certain impermissible activities of the Company prior to the effective time of the Merger, which provide that the Company will not (and will not permit any of its subsidiaries to) without the prior written consent of Parent: (i) adopt any amendment to its Certificate of Incorporation or By-Laws or comparable organizational documents or the Contingent Rights Agreement (as defined herein) or the Rights Agreement other than the amendment such that the effectuation of the merger will not cause the Rights under the Rights Agreement to become exercisable, cause Parent or the Purchaser to be an Acquiring Person, or trigger other provisions of the Rights Agreement including giving rise to a Distribution Date or a Triggering Event; (ii) sell, pledge or encumber any stock owned by it in any of its subsidiaries; (iii) (A) issue, reissue or sell, or authorize the issuance, reissuance or sale of (1) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares (and the related Rights), in accordance with the terms of the instruments governing such issuance on the date of the Merger Agreement, pursuant to the exercise of Options outstanding on the date of the Merger

Agreement (or, if a Triggering Event by a party other than Parent or the Purchaser shall occur, Rights), or (2) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement other than the Contingent Rights, or (B) make any other changes in its capital structure; (iv) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between any of the Company and any of its wholly owned subsidiaries or the Contingent Rights; (v) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities; (vi) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its subsidiaries) other than certain bonuses previously disclosed to Parent, or pay or award any benefit not required by any existing plan or arrangement to any officer, director or employee, or grant any severance or termination pay to any officer, director or other employee of the Company or any of its subsidiaries (other than as required by existing agreements or policies disclosed to Parent), or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its subsidiaries or establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting or exercisability under any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees of the Company or its subsidiaries (any of the foregoing being an "Employee Benefit Arrangement"), except in each case to the extent required by applicable law or regulation;
(vii) acquire, mortgage, encumber, sell, lease, license or dispose of any assets (including Intellectual Property (as defined in the Merger Agreement)) or securities, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company, subject to certain specified exceptions; (viii) (A) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur, assume or pre-pay debt in the ordinary course of business in amounts and for purposes consistent with past practice under existing lines of credit, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, (C) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (D) make any loans, advances or capital contributions to, or investments in, any other person, except for loans, advances, capital contributions or investments between any wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company, (E) authorize or make capital expenditures not provided for in the Company's capital budget which are in excess of $100,000, (F) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, (G) delay or accelerate payment of accounts payable beyond or in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice, or (H) vary the Company's inventory practices in any material respect from the Company's past practices; (ix) settle or compromise any suit or claim or threatened suit or claim where the amount involved is greater than $100,000; (x) other than in the ordinary course of business consistent with past practice, (A) modify, amend or terminate any contract, (B) waive, release, relinquish or assign any contract (or any of the Company's rights thereunder), right or claim, or (C) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries; provided, however, that the Company may not under any circumstance waive or release any of its rights under any confidentiality agreement to which it is a party; (xi) make any tax election not required by law or settle or compromise any tax liability;
(xii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to the Purchaser, except in the ordinary course of business consistent with past practice; (xiii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or, except in the ordinary course of business consistent with past practice, any assets; (xiv) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; (xv) except as may be required as a result of a change in law or in generally accepted accounting principles, make any change in its methods of accounting, including tax accounting policies and procedures; or (xvi) agree in writing or otherwise take any of the foregoing prohibited actions or any action which would cause any representation or warranty in the Merger Agreement to be or become untrue or incorrect.

     ACCESS TO INFORMATION. The Merger Agreement provides that, until the effective time of the Merger, the Company will give Parent and the Purchaser and their representatives full access, during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries, subject to Parent and the Purchaser's maintaining the confidentiality of any non-public information disclosed to them.

     EFFORTS. Subject to the terms and conditions provided in the Merger Agreement, each of the Company, Parent and the Purchaser shall cooperate and use reasonable efforts to make all filings necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement.

     Each of the parties also will use its reasonable efforts to obtain as promptly as practicable all Consents (as defined in the Merger Agreement) of any Governmental Entity or any other person required in connection with, and waivers of any Violations (as defined in the Merger Agreement) that may be caused by, the consummation of the transactions contemplated by the Offer and the Merger Agreement.

     PUBLIC ANNOUNCEMENTS. The Merger Agreement provides that the Company, on the one hand, and Parent and the Purchaser, on the other hand, agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

     EMPLOYEE BENEFIT ARRANGEMENTS. With respect to employee benefit matters, the Merger Agreement provides that the Company will honor and, from and after the effective time of the Merger, Parent will cause the Surviving Corporation to honor, all obligations under specified Employee Benefit Arrangements. Notwithstanding the foregoing, from and after the effective time of the Merger, subject to the remainder of this paragraph, the Surviving Corporation will have the right to amend, modify, alter or terminate any Employee Benefit Arrangements, provided that any such action will not adversely affect the rights of any employees or other beneficiaries which shall have arisen thereunder prior to such amendment, modification, alteration or termination, and shall not affect any rights or benefits for which the agreement of the other party or a beneficiary is required.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that, from and after the time the Purchaser purchases Shares pursuant to the Offer through and including the effective time of the Merger (without regard to the termination of the Merger Agreement), neither Parent nor the Purchaser will take any action, nor permit any action to be taken, which would change or amend the provisions of the Certificate of Incorporation or By-Laws of the Company in effect on the date of the Merger Agreement relating to limitation of liability or indemnification or make any modification in the Company's existing director's and officer's insurance, in each case inconsistent with the obligations of Parent and the Purchaser under the Merger Agreement. Pursuant to the Merger Agreement, Parent has agreed that from and after the effective time of the Merger all rights to indemnification existing at the date of the Merger Agreement in favor of individuals who at or prior to the effective time of the Merger were directors or officers of the Company or any of its subsidiaries as set forth in the Certificate of Incorporation or By-Laws of the Company shall survive the Merger with respect to matters existing or occurring at or prior to the effective time of the Merger and shall continue in full force and effect for a period of six years following the effective time of the Merger. The Merger Agreement further provides that the Company shall, and from and after the effective time of the Merger, the Surviving Corporation shall, indemnify, defend and hold harmless each person who is at the date of the Merger Agreement, or has been at any time prior to such date or who becomes prior to the effective time of the Merger, an officer or director of the Company or any of its subsidiaries (each individually an

"Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnifying Party as a result of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the effective time of the Merger and whether asserted or claimed prior to, or at or after, the effective time of the Merger ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the GCL to indemnify any such person and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective Certificates of Incorporation or By-Laws of the Company and its subsidiaries as in effect on the date of the Merger Agreement. Parent has agreed to cause the Surviving Corporation to pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective Certificates of Incorporation or By-Laws of the Company and its subsidiaries as in effect on the date of the Merger Agreement subject to receipt by the Company of an undertaking by or on behalf of such officer or director contemplated by Section 145(e) of the GCL. Without limiting the generality or effect of the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the effective time of the Merger) and, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, there is a conflict on any significant issue between the position of the Company and an Indemnified Party or different defenses may reasonably be expected to exist, the Merger Agreement provides that the Indemnified Parties may retain counsel which counsel shall be reasonably satisfactory to the Company (or the Surviving Corporation after the effective time of the Merger) and the Company shall (or after the effective time of the Merger, Parent will cause the Surviving Corporation to) pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that (i) Parent or the Surviving Corporation shall have the right, from and after the purchase of Shares pursuant to the Offer, to assume the defense thereof (which right shall not affect the right of the Indemnified Parties to be reimbursed for separate counsel as specified in the preceding sentence), (ii) the Company and the Indemnified Parties will cooperate in the defense of any such matter and
(iii) neither Parent, the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. The Indemnified Parties as a group may not retain more than one counsel to represent them with respect to each such matter unless there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties or unless different defenses may reasonably be expected to exist. The Company, Parent and the Purchaser have agreed in the Merger Agreement that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the effective time of the Merger, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the effective time of the Merger; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities. Parent has also agreed that the Company, and from and after the effective time of the Merger, the Surviving Corporation will cause to be maintained in effect for not less than six years (except as provided in the next immediate sentence) from the effective time of the Merger the current policies of the directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous (other than to a de minimis extent) to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the effective time of the Merger; and provided further that the Surviving Corporation shall not be required to pay an annual premium in excess of 125% of the last annual premium paid by the Company prior to the date of the Merger Agreement and if the Surviving Corporation is unable to obtain the insurance required by this sentence, it shall obtain as much comparable insurance coverage as possible for an annual premium equal to such maximum amount. Notwithstanding the foregoing, at any time on or after the second anniversary of the effective time of the Merger, Parent may, at its election, undertake to provide funds to the Surviving Corporation to the extent necessary so that the Surviving Corporation may self-insure with respect to the level and scope of insurance coverage required under the immediately preceding sentence in lieu of causing to remain in effect any directors' and officers' liability insurance policy. Parent has agreed to guarantee the obligations of the Surviving Corporation under the foregoing indemnification provisions and these provisions will survive consummation of the Merger and be binding on all successors and assigns.

     NOTIFICATION OF CERTAIN MATTERS. Parent and the Company have agreed to promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (a) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the effective time of the Merger or (b) to cause any covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied and (ii) any failure of the Company, Parent, or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that no such notification will affect the representations or warranties of any party or the conditions to the obligations of any party. Each of the Company, Parent and the Purchaser is also required to give prompt notice to the other parties of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

     RIGHTS AGREEMENT. The Company covenants and agrees in the Merger Agreement that it will not (i) redeem the Rights, (ii) amend the Rights Agreement or (iii) take any action which would allow any Person (as defined in the Rights Agreement) other than Parent or the Purchaser to acquire beneficial ownership of 15% or more of the Shares without causing a Distribution Date or a Triggering Event (as such terms are defined in the Rights Agreement) to occur. Notwithstanding the foregoing, the Company may upon at least two business days' prior written notice to Parent take the actions described in clauses (i) or
(iii) of the preceding sentence, if (x) the Board of Directors determines in good faith, after consultation with its outside legal counsel, that failing to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Board of Directors, and (y) prior to such action the Company will have paid to Parent a fee of $13 million (which amount shall be paid in lieu of any Termination Fee (as defined below)). The Company has also agreed pursuant to the Merger Agreement that, neither the Board of Directors nor the Continuing Directors of the Company will make a determination that Parent, the Purchaser or any of their respective Affiliates or Associates (as such terms are defined in the Rights Agreement) is an "Adverse Person" for purposes of the Rights Agreement.

     STATE TAKEOVER LAWS. The Merger Agreement provides that the Company will, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law.

     NO SOLICITATION. The Merger Agreement requires the Company, its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease any existing discussions or negotiations, with any parties with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. The Merger Agreement further provides that, prior to the effective time of the Merger, the Company will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate or encourage, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any merger, liquidation, recapitalization, consolidation or other business combination involving the Company or its subsidiaries or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of the Company or of its subsidiaries, or any combination of the foregoing (other than the Offer and the Merger) (an "Acquisition Transaction") or negotiate, explore or otherwise engage in substantive discussions with any person (other than the Purchaser, Parent or their respective directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement; provided that the Company may furnish information to, and negotiate or otherwise engage in substantive discussions with, any person who delivers a written proposal for an Acquisition Transaction if the Board of Directors determines in good faith by a majority vote, after consultation with its outside legal counsel, that failing to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Board of Directors and prior to furnishing non-public information to such party, the Company shall have entered into a confidentiality agreement containing terms at least as favorable to the Company as those of the confidentiality agreement dated April 7, 1997 between Parent and the Company with respect to the maintenance of confidentiality and the permitted use of information provided by or on behalf of the Company. The Merger Agreement further provides that, from and after the execution of the Merger Agreement, the Company will immediately advise the Purchaser in writing of the receipt, directly or indirectly, of any discussions, negotiations or proposals relating to an Acquisition Transaction, identify the offeror and furnish to the Purchaser a copy of any such proposal, if it is in writing, or a written summary of any such proposal relating to an Acquisition Transaction if it is not in writing, and that the Company will promptly advise Parent of any development relating to such proposal, including results of any discussions or negotiations with respect thereto.

     CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if
(i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") or under any applicable foreign statutes or regulations shall not have expired or been terminated prior to the Expiration Date, or (iii) at any time on or after June 30, 1997 and prior to the time of acceptance for payment or payment for any Shares, any of the following events (each, an "Event") shall occur:

          (a) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that, in the reasonable judgment of Parent, would be expected to, directly or indirectly: (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or seek to obtain material damages or make materially more costly the making of the Offer, (ii) prohibit or materially limit the ownership or operation by Parent or the Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel Parent or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or the Purchaser or the Company or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Parent or the Purchaser to conduct its business or own such assets, (iii) impose material limitations on the ability of Parent or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Parent on all matters properly presented to the Company's stockholders,
     (iv) require divestiture by Parent or the Purchaser of any Shares, or (v) may, in the reasonable judgment of Parent, be expected to result in a Material Adverse Effect on the Company; or

          (b) there shall be instituted or pending any action or proceeding by any Governmental Entity seeking, or that would reasonably be expected to result in, any of the consequences referred to in clauses (i) through (v) of paragraph (a) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

          (c) any change shall have occurred (or any development shall have occurred involving prospective changes) in the business, assets, liabilities, condition (financial or otherwise), prospects or results of operations of the Company or any of its subsidiaries that has, or could reasonably be expected to have, a Material Adverse Effect on the Company; or

          (d) (i) the Board of Directors or any committee thereof shall have withdrawn, or shall have modified or amended in a manner adverse to Parent or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer or the Merger Agreement, or approved or recommended any Acquisition Transaction, (ii) a Person shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Transaction, or (iii) the Board of Directors or any committee thereof shall have resolved to do any of the foregoing; or

          (e) the Company and the Purchaser and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

          (f) any of the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect on the Company, shall not be true and correct, as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date) except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect on the Company, (ii) prevent or materially delay the consummation of the Offer, (iii) materially increase the cost of the Offer to the Purchaser or (iv) have a material adverse effect on the benefits to Parent of the transactions contemplated by this Agreement; or

          (g) the Company shall have failed to perform in any material respect or to comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement; or

          (h) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the over-the-counter stock market, as reported by The Nasdaq Stock Market Inc. ("NASDAQ"), (ii) any decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement through the applicable Expiration Date, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or
     (iv) a commencement of a war, armed hostilities or other national or international crisis involving the United States or a material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions.

     The foregoing conditions (including those set forth in clauses (i) and (ii) of the initial paragraph of this Section) are for the benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     CONDITIONS TO CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) the stockholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement, if required by applicable law; (ii) the Purchaser shall have accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, however, that this condition will be satisfied with respect to the obligation of Parent and the Purchaser to effect the Merger if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer; (iii) the consummation of the Merger is not restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there is not any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger or has the effect of making the purchase of Shares illegal; and (iv) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or terminated.

     TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time, notwithstanding approval thereof by the stockholders of the Company (with any termination by Parent also being an effective termination by the Purchaser): (i) by the mutual written consent of Parent and the Company;
(ii) by the Company if (1) Parent or the Purchaser fails to commence the Offer by July 7, 1997, (2) Parent or the Purchaser has not accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof or the Merger Agreement on or before October 31, 1997 (provided that the Company may not so terminate the Merger Agreement if it has materially breached the Merger Agreement); (iii) by Parent or the Company (A) if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder or (B) the Merger shall not have been consummated on or before December 31, 1997; provided, however, that neither Parent nor the Company may so terminate the Merger Agreement if such party shall have materially breached the Merger Agreement; (iv) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate the Merger Agreement shall have used its reasonable efforts to remove or lift such order, decree or ruling; (v) by the Company if, prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors approves an Acquisition Transaction, on terms which a majority of the members of the Board of Directors have determined in good faith (A) after consultation with Salomon Brothers or another nationally recognized investment banking firm, to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, taking into account the distribution of the Contingent Rights, and (B) after consultation with outside legal counsel, that failure to approve such proposal and terminate the Merger Agreement would reasonably be expected to result in a breach of fiduciary duties of the Board of Directors under applicable law; provided that the termination described in this provision shall not be permissible unless and until the Company shall have provided the Purchaser and Parent prior written notice at least two business days prior to such termination that the Board of Directors has authorized and intends to effect the termination of the Merger Agreement pursuant to this provision (including copies of all proposed written agreements, arrangements or understandings, including the forms of any agreements supplied by third parties, with respect to such Acquisition Transaction (and a description of all material oral agreements with respect thereto)), the Company shall otherwise be in compliance with its obligations under the Merger Agreement and on or prior to such termination shall have paid to Parent the Termination Fee; provided further, that notwithstanding anything in the Merger Agreement to the contrary the termination of the Merger Agreement by the Company in compliance with this provision shall not be deemed to violate other obligations of the Company under the Merger Agreement; (vi) by Parent if the Company breaches its covenant with regard to the Rights Agreement or makes certain amendments to the Rights Agreement, provided, however, such breach occurs prior to the time that designees of Parent constitute a majority of the Board of Directors; (vii) by Parent prior to the purchase of Shares pursuant to the Offer, if the Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, shall have approved or recommended an Acquisition Transaction, or shall have resolved to effect any of the foregoing; or (viii) by Parent prior to the purchase of Shares pursuant to the Offer, if the Minimum Condition has not been satisfied by the expiration date of the Offer and on or prior to such date an Acquisition Transaction has been publicly announced or disclosed.

     Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, other than certain specified provisions, which shall survive any such termination; provided that no party would be relieved from liability for any breach of the Merger Agreement.

     FEES AND EXPENSES. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. In the event that the Merger Agreement is terminated pursuant to clauses (v), (vi) or (vii) in the second preceding paragraph above (or is terminated pursuant to clause (iii)(A) in such paragraph as a result of the failure to satisfy the conditions set forth above in paragraphs (d) or (g) under the subheading, "-- Certain Conditions of the Offer" in this Item 3) then the Company will promptly (and in any event within one business day after such termination) or in the case of any such termination by the Company, prior to such termination, pay Parent a termination fee of $13,000,000 (the "Termination Fee"), provided that in no event shall more than one Termination Fee be payable by the Company. In the event that the Merger Agreement is terminated pursuant to clause (viii) in the second preceding paragraph above and within six months of the date of the termination of the Merger Agreement a transaction constituting an Acquisition Transaction is consummated or the Company or any of its subsidiaries enters into an agreement with respect to, or approves or recommends such a transaction, the Company will promptly (and in any event within one business day thereafter) pay Parent the Termination Fee. The prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision thereof will be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action.

     AMENDMENT. The Merger Agreement may be amended by the Company, Parent and the Purchaser at any time before or after any approval of the Merger Agreement by the stockholders of the Company but, after any such approval, no amendment will be made which decreases the price to be paid in the Merger or which adversely affects the rights of the Company's stockholders thereunder without the approval of such stockholders. The Merger Agreement provides that any amendment or termination of the Merger Agreement following the election of Parent's designees to the Board of Directors requires the concurrence of a majority of the directors of the Board of Directors who are not Purchaser Insiders (or in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider).

     EXTENSION; WAIVER. At any time prior to the effective time of the Merger, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained therein of the other or in any document, certificate or writing delivered pursuant to the Merger Agreement by the other or (iii) waive compliance by the other with any of the agreements or conditions.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

  Proxy Disclosure

     Certain contracts, agreements, arrangements and understandings between the Company and its directors, executive officers and affiliates are described on pages 4-13, 15 and 16 of the Company's Proxy Statement dated as of May 15, 1997 for its 1997 Annual Meeting of Stockholders (the "Proxy Statement"). Pages 4-13, 15 and 16 of the Proxy Statement are filed as Exhibit 5 to this statement and are incorporated herein by reference.

  Consulting and Noncompetition Agreement

     Concurrently with the execution of the Merger Agreement, Leslie S. Levine, the President, Chief Executive Officer and a director of the Company, entered into a Consulting and Noncompetition Agreement with the Company and Parent (the "Consulting Agreement") which is filed as Exhibit 6 to this statement and is incorporated herein by reference. Pursuant to this agreement, Mr. Levine will, until the earlier of a period of five (5) years from the date of the Merger (a period which is three years longer than the two-year period provided under his pre-existing non-competition agreement with the Company) or until he dies or becomes disabled, render services to the Company regarding business opportunities in the semiconductor equipment industry and other services relating to the business of the Company and will not engage in any "Competition with the Parent/Company" (as such term is defined in the Consulting Agreement). In consideration,

Mr. Levine will be paid a fee of $750,000 in a lump sum and $12,500 per month thereafter during the term of the agreement. In the event that, for any reason, the Merger shall not take effect, neither Parent nor the Company will have any obligations to Mr. Levine pursuant to such contract.

     Concurrently with the execution of the Merger Agreement, John C. Matthews, the Senior Vice President of the Company and President of Fusion Semiconductor Systems Corporation, the Company's principal operating subsidiary, has entered into an Executive Noncompetition Agreement with the Company and Parent (the "Noncompetition Agreement") which is filed as Exhibit 7 to this statement and is incorporated herein by reference. Pursuant to the Noncompetition Agreement, Parent agreed to grant to Mr. Matthews, effective at the effective time of the Merger, options to purchase 12,000 shares of the common stock, $0.50 par value per share, of the Parent at an exercise price equal to the fair market value of such stock on the date of grant, which will vest in five (5) years if Mr. Matthews remains continuously employed by the Company or Parent and does not engage in "Competition with the Parent/Company" (as defined in the Noncompetition Agreement).

  Severance Arrangements

     The Company has in place severance agreements with a significant number of employees, including all of its executive officers, which would be activated if and when a change in control (as defined in the agreements) of the Company occurs. The agreements with its executive officers (the "executive severance agreements") provide for the payment of the following compensation and benefits upon the termination in certain circumstances of an executive officer's employment with the Company following a change in control of the Company: (i) the continuation of their base pay for a period equal to one month for each $5,000 of base pay up to a maximum of 24 months (the "Base Payment"); (ii) incentive compensation for the pro-rata portion of the year the executive officer was employed with the Company (the "Bonus Payment"); (iii) payment in cash of the amount of any health, life and disability insurance premiums the Company would have paid on the officer's behalf had the officer been employed during the payment period established in (i) above or a payment of such premiums directly to the plan if the executive officer is continuing health insurance under the Company's plan (the "Medical Payment"); and (iv) a payment for full executive outplacement up to a maximum of 15% of the officer's base pay and incentive compensation paid during the twelve-month period prior to the termination of employment, or payment to the executive officer of said amount (the "Outplacement Payment" and together with the Base Payment, the Bonus Payment and the Medical Payment, the "Severance Payments").

     Pursuant to these executive severance agreements, whether or not there is a change in control, each executive officer has agreed to maintain the confidentiality of Company information and assign to the Company all inventions and product improvements developed by such person during the term of the agreement and during the one-year period thereafter. Moreover, each executive officer has agreed that during the term of his respective employment with the Company and thereafter for two years, such person will not compete with the Company by engaging in any capacity in any business which is competitive with the business of the Company, unless the Company determines that the fulfillment of such person's duties in the proposed employment would not likely cause the disclosure or use of any confidential information of the Company.

     Mr. Levine and Joseph F. Greeves, Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, will be terminated in connection with the Merger and upon such termination will be entitled to the Severance Payments provided for in their executive severance agreements, which are filed as Exhibit 8 and Exhibit 9, respectively, to this statement and are incorporated herein by reference. On June 29, 1997, the Board of Directors of the Company (the "Board of Directors"), acted to accelerate the Severance Payments payable under Messrs. Levine's and Greeves' executive severance agreements (as well as the Severance Payments payable under the severance agreements of four other employees being terminated at the effective time of the Merger) such that the total Severance Payments will be paid in one lump sum payment immediately prior to the effective time of the Merger, rather than having the Base Payment being paid out over a period of up to 24 months following the effective time of the Merger. At the effective time of the Merger, Messrs. Levine and Greeves will be entitled to receive lump sum payments of $694,549 and $420,302, respectively, as Severance Payments under their executive severance agreements with the Company.

  Acceleration of Option Vesting

     Immediately prior to the effective time of the Merger, Messrs. Levine and Greeves will have unvested options (the "Unvested Executive Options") to purchase up to an aggregate of 47,000 Common Shares and 25,666 Common Shares, respectively, all of which were granted pursuant to the Company's 1994 Stock Option Plan (the "1994 Option Plan"). On June 29, 1997, the Board of Directors acted to accelerate the vesting of the Unvested Executive Options (as well as to accelerate the vesting of all unvested outstanding options held by four other employees being terminated upon consummation of the Merger), such that all outstanding options held by Messrs. Levine and Greeves would be fully-vested immediately prior to the effective time of the Merger. At the Offer price of $39.00 per Common Share, the value of such Unvested Executive Options, net of the applicable exercise prices, is approximately $581,500 and $397,160 for Messrs. Levine and Greeves, respectively.

     In addition, and immediately prior to the effective time of the Merger, the Company's four non-employee directors will have unvested options (the "Unvested Director Options") to purchase up to an aggregate of 43,670 Common Shares. Of the aggregate 43,670 Unvested Director Options, 11,670 Unvested Director Options were granted under the Company's Non-Employee Director Stock Option Plan (the "Director Plan") and consist of options to purchase up to an aggregate of 2,501, 2,501, 4,167, and 2,501 Common Shares held by Mr. Tessler, Charles Coulter, Andrea Geisser and Jon D. Tompkins, respectively. The remaining 32,000 Unvested Director Options are held by Mr. Tessler and were issued pursuant to the 1994 Option Plan.

     Pursuant to the terms of the Director Plan, if the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise, then all options granted under the Director Plan that are outstanding but unvested as of the effective date of such event will become exercisable in full thirty (30) days prior to the effective date of such event. By operation of the Director Plan, the 11,670 Unvested Director Options issued pursuant to the Director Plan will automatically become exercisable in full thirty (30) days prior to the effective time of the Merger. Moreover, on June 29, 1997, the Board of Directors also acted to accelerate the vesting on the 32,000 Unvested Director Options held by Mr. Tessler and issued pursuant to the 1994 Option Plan to immediately prior to the effective time of the Merger. Accordingly, all outstanding options held by Messrs. Tessler, Coulter, Geisser and Tompkins on June 29, 1997 will be fully vested immediately prior to the effective time of the Merger. At the Offer price of $39.00 per Common Share, the value of the Unvested Director Options, net of the applicable exercise prices, are approximately $464,115, $25,115, $48,539 and $34,803 for Messrs. Tessler, Coulter, Geisser and Tompkins, respectively.

     Pursuant to the Merger Agreement, Mr. Matthews and the other officers and employees holding unvested options in the Company at the effective time of the Merger will have their unvested options cancelled without any payment therefor. At the effective time of the Merger, Parent has agreed to cause the Surviving Corporation in the Merger to establish the Special Bonus Plan for all employees of the Company or any of its subsidiaries, including Mr. Matthews, who held unvested options in the Company which were outstanding immediately before the effective time of the Merger and which options were terminated as of the effective time of the Merger. The Special Bonus Plan shall provide for a cash payment on the second anniversary of the effective time of the Merger to each employee who continues to be an employee of the surviving corporation in the Merger, Parent or any of their respective subsidiaries on such second anniversary in an amount (subject to any applicable withholding taxes) equal to the sum of (i) the product of (x) the total number of Shares subject to such terminated options and (y) the excess of $39.00 over the exercise price per Share of such terminated options, plus (ii) interest on the amount set forth in clause (i) at a rate of 6% per annum from the effective time of the Merger, plus
(iii) the product of (x) the total number of Shares subject to such terminated option and (y) the amount of cash, if any, paid with respect to each Contingent Right pursuant to the Contingent Rights Agreement. Any employee of the Company who is involuntarily terminated without cause or whose employment ceases by reason of death or disability, in each case prior to the second anniversary of the effective time of the Merger, shall be entitled, promptly following such termination or cessation of employment (or, in the case of any payment pursuant to clause (iii) of the preceding sentence, promptly following the later of March 31, 1999 or the date of such termination or cessation of employment), to receive from the Company a cash payment equal to the amount which such employee would have received pursuant to the formula in the immediately preceding sentence had such employee remained employed throughout the period ending on the second anniversary of the effective time of the Merger.

  Transactions with Venture Advisors, Inc.

     On June 29, 1997, the Company entered into a letter agreement with Venture Advisors, Inc. ("VAI") and a related indemnity agreement (the "VAI Agreement") which is filed as Exhibit 10 to this statement and is incorporated herein by reference. Daniel Tessler, Chairman of the Board of Directors, is the President and controlling stockholder of VAI. Pursuant to the VAI Agreement, the Company confirmed its engagement of VAI to act as a non-exclusive financial advisor to the Company with respect to the possible sale of, or other form of business combination with, the Company. The VAI Agreement provides that the Company will pay to VAI for its services a fee equal to 93 basis points multiplied by an amount equal to (i) the number of fully diluted Common Shares outstanding multiplied by the price per share (without giving effect to amounts received or receivable under any contingent payment obligation issued by the Company) in a sale transaction less (ii) the amount of cash of the Company on hand as of the closing of such a sale transaction. As of March 27, 1997 the amount of cash on hand of the Company was approximately $112 million as to which no fee would apply, and if the VAI fee were computed as of such date based on the terms contained in the offer, the fee payable to VAI would approximate $2.0 million. However, the amount of cash on hand at the effective time of the Merger will be the applicable amount of cash to be excluded in the computation of the fee. In addition, pursuant to the VAI Agreement the Company agreed to reimburse VAI for its travel and other reasonable out-of-pocket expenses, and to indemnify VAI and certain related parties against certain liabilities under the federal securities laws.

     The Company paid VAI $1,046,500 for services rendered in connection with the sale last year of the Company's UV curing business, and paid VAI $275,000 in 1994 for consulting services relating to the Company's initial public offering. The Company pays VAI $75,000 per annum for the director services of Daniel Tessler.

  Board Of Directors Approvals

     All transactions related to the Offer and the Merger and all transactions involving directors were approved by the unanimous vote of the disinterested directors, and both the disinterested directors and the full Board of Directors, voting separately, unanimously approved all transactions related to the Offer and the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A) BACKGROUND OF THE OFFER

     Since August of 1996, the Company has stated on many occasions, including investor calls, conferences, and in a letter to shareholders, that it wished to identify strategic business combination opportunities to maximize stockholder value amidst what it viewed to be an ongoing consolidation of the semiconductor equipment industry. Toward that end, the Company identified potential consolidation candidates through extensive review of public documents, discussions with others in the industry and investment bankers and security analysts familiar with the industry.

     Since October of 1996, the Company has communicated with representatives of a number of companies in the semiconductor equipment industry and major investment banking firms, for the express purpose of identifying strategic business combinations that would offer an opportunity to maximize stockholder value.

     On November 11, 1996, Mr. John C. Matthews, Senior Vice President of the Company and President of the Company's principal operating subsidiary, Fusion Semiconducter Systems Corporation, initiated discussions with Mr. Brian Bachman, a Senior Vice President of the Parent. During the next four months, representatives of the Company and the Parent exchanged visits and on several occasions discussed business philosophies and objectives in general, as well as specific opportunities to cooperate and integrate process technologies and certain aspects of operations, including evaluating the competitive advantages that might result from a consolidation.

     In January 1997, Messrs. Tessler, Levine and Matthews met at the Company with Mr. Bachman and two other Parent executives who are involved in Parent's semiconductor equipment operations to discuss collaboration with respect to technology and various approaches for sharing intellectual property, including a possible joint venture, and certain of the Company's senior executives visited the headquarters of Parent's semiconductor equipment operations to discuss Parent's potential strategies with respect to product technology matters and various mechanisms for potential collaboration.

     In February 1997, several of Parent's executives met with Messrs. Tessler, Levine and Matthews to explore Parent's possible acquisition of the Company. Issues of possible transaction structure and valuation were raised.

     On March 26, 1997, Mr. Tessler met with Stephen R. Hardis, Parent's Chairman of the Board and Chief Executive Officer, and Mr. Bachman. At this meeting, Parent expressed interest in principle in an acquisition of, or other strategic alliance with, the Company. Mr. Tessler, acting on behalf of the Company, had requested that Parent provide an indication of value before pursuing further negotiations or the sharing of non-public information. In response, Parent proposed consideration of an acquisition of all of the outstanding Shares and vested options at a purchase price of $37.50 per share, subject to negotiation and approval of definitive terms. Mr. Tessler rejected this, indicating that the price was too low, but indicated he would be prepared to provide confidential information subject to an appropriate confidentiality agreement.

     During a meeting of the Board of Directors on March 27, 1997, the status of discussions with Parent was reviewed and with the management of the Company advised the Board of Directors that management had reached a preliminary conclusion that the strategic fit between Parent and the Company could serve as the basis for a transaction that would be attractive to, and in the best interests of, the Company's stockholders. On April 7, 1997, the Company and Parent executed the Confidentiality Agreement filed as Exhibit 3 hereto. Thereafter, the Company provided Parent with certain non-public information; Parent conducted independent due diligence investigations into the nature and quality of the Company's product and process technology, customer relations and other similar matters, and representatives of the Company and Parent discussed technical, personnel and organizational matters.

     In May 1997, Parent's representatives indicated Parent's willingness to consider raising its cash acquisition price and acquiring the Company through a tender offer for all of the outstanding Shares, for a cash payment of $39.00 per Share, to be followed by a merger, with all non-tendering stockholders receiving the same consideration of $39.00 per Share in the Merger. This proposal contemplated cash payment for the net value of all vested options. Parent's counsel stated that Parent would proceed only if the Company agreed to a 30-day period of exclusive dealing at or prior to the end of which it was contemplated that the parties would enter a definitive merger agreement with provisions for the Board of Directors to consider competing bids in the post-merger agreement period, consistent with the exercise of their fiduciary duties to the Company's stockholders, and a break-up fee of 6% of the total consideration payable in the transaction.

     Although the Board of Directors considered the offer to be an attractive price and a meaningful improvement over the terms proposed in March, the Board of Directors directed Mr. Tessler to continue negotiations to obtain a higher offer price and a lower break-up fee, among other modifications. During the period from May 29 to June 24, 1997, Mr. Tessler held numerous conversations with representatives of Parent, both in person and telephonically. In that period, the Board of Directors held three meetings, consisting of a special telephonic meeting on June 16, 1997, a regular meeting on June 19, 1997 and a special telephonic meeting on June 23, 1997. In each of those meetings, the Board of Directors discussed in depth, with management and the Company's legal and financial advisers, both the status of the negotiations with Parent and the Company's strategy for maximizing stockholder value.

     In these negotiations, Parent indicated a willingness to pay additional consideration of up to $3.50 per share if the Company's performance in 1998 met or exceeded certain financial targets. After further attempts by Mr. Tessler to improve the Parent's offer, Parent's representatives proposed to increase the potential contingent payment to up to $5.00 per share and to reduce the break-up fee to 4% of the total consideration payable in the transaction. Parent also agreed to cash out all vested options at the effective time of the Merger and, with respect to unvested options, to establish a bonus pool payable to employees who continue employment with the Company for two years following the Merger to provide them with the equivalent economic value of a vested option. On June 24, 1997, the Company and Parent entered into the Exclusivity Agreement described in Item 3.

     On the morning of June 25, 1997, Parent's legal counsel delivered to the Company's outside counsel a draft of a proposed merger agreement. Beginning on June 26, 1997 and continuing through the evening of June 29, 1997, Mr. Tessler and the Company's legal counsel held various discussions with representatives of Parent regarding the economic and contractual terms of the proposed merger. During that period, revised drafts of the proposed merger agreement, the proposed Contingent Rights Agreement and other related documents were delivered, reviewed and negotiated. On June 26, 1997, the Board held a special telephonic meeting, at which the Company's legal and financial advisers were present, to discuss the status of the negotiations.

     In the evening of June 29, 1997, a special meeting of the Board of Directors was held to consider the terms of the revised Merger Agreement and related documents. At its prior two meetings, the Board of Directors considered at length the retention of financial advisers and the financial and other terms of their engagement. Salomon Brothers made an extensive financial presentation, including background information and various financial analyses. Salomon Brothers then delivered its opinion to the Board of Directors to the effect that, as of the date of such opinion, the per Share consideration to be offered to the Company's stockholders in the Offer, the Merger and the distribution of the Contingent Rights is fair, from a financial point of view. A copy of the Salomon Brothers opinion is attached hereto as Annex II, and should be read in its entirety. In addition, at that meeting, the Company's legal counsel reviewed, and the Board of Directors discussed at length, the terms of the Offer and the Merger Agreement, including the Company's ability to respond to unsolicited third party proposals and to terminate the Merger Agreement under certain circumstances, consistent with the fiduciary responsibilities of the Board of Directors, and the situations which would require the Company to pay a termination fee to Parent. Following further in-depth discussion of the Offer, the Merger, the Merger Agreement, the Contingent Rights and other related matters, the Board of Directors determined that each of the Offer and Merger is fair to, and in the best interests of, the Company's stockholders, approved and adopted the Merger Agreement, the execution of such agreement and the transactions contemplated thereby, and resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant thereto.

     The Merger Agreement was executed before the opening of trading on the Nasdaq National Market on the morning of June 30, 1997. The Parent and the Company each issued a press release announcing the execution of the definitive Merger Agreement.

(B) REASONS FOR THE RECOMMENDATIONS; FACTORS CONSIDERED BY THE BOARD

     At the special meeting held on June 29, 1997, the Board of Directors declared a dividend of the Contingent Rights, unanimously approved the Merger Agreement, and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of the Common Shares, and the Board of Directors resolved to recommend that stockholders accept the Offer and tender their Shares. In making such recommendation and approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

          (i) the financial and other terms and conditions of the Merger Agreement, including (a) the proposed structure of the Offer and the Merger involving a cash tender offer of $39.00 per Share for all outstanding Shares to be followed by a merger for the same consideration and (b) the opportunity for the Company's stockholders (or their subsequent transferees) to receive an additional cash payment of up to a maximum of $5.00 on March 31, 1999 pursuant to the Contingent Rights;

          (ii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various risks and uncertainties associated with those prospects, including the Company's competitive environment, new product development efforts, and the status of other business initiatives;

          (iii) the fact that the value of $39.00 per share cash price to be received by the Company's stockholders in both the Offer and Merger (without taking into account an additional payment, if any, associated with the Contingent Rights), represented a significant premium over the enterprise value of the Company's operations -- a valuation method that focuses on the offered price per share over the per share value of the Company's core business assets, in each case net of the Company's cash holdings -- over various periods of time;

          (iv) the fact that the value of $39.00 per share cash price to be received by the Company's stockholders in both the Offer and the Merger represented a substantial premium over the market prices of the Common Shares over various periods;

          (v) the fact that neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has possession of, or has available to it under existing lines of credit, sufficient funds available to consummate the Offer and the Merger and the transactions contemplated thereby;

          (vi) the written opinion received by the Company from Salomon Brothers on June 29, 1997 to the effect that as of that date, and based upon its review and analysis and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Company's stockholders (other than Parent and any of its affiliates) pursuant to the Merger Agreement, the Offer, the Merger and the Contingent Rights Agreement (collectively, the "Proposed Transaction") is fair to the stockholders of the Company from a financial point of view. A copy of the written opinion dated June 29, 1997 of Salomon Brothers, which sets forth the assumptions made, procedures followed, other matters considered and limits of the review by Salomon Brothers, is attached hereto as Annex II. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

          (vii) the Board of Directors' strategic view that in order to maximize stockholder value, the Company should participate in the trend of consolidation and concentration within the semiconductor equipment industry because the cyclical and capital-intensive nature of the industry favors, and will continue to favor, companies that are of sufficient size and financial wherewithal to sell and support products globally and to invest in leading edge technologies during industry downturns so as to position themselves for market share gains during cyclical upswings;

          (viii) the fact that the Company had carefully considered over several months a full range of options, including acquiring smaller companies, merging with similar-sized companies, or being acquired by an existing semiconductor equipment manufacturer, and that no other compelling opportunities of these kinds became evident; the Board of Directors concluded, after a nine month effort to canvass the market for merger and acquisition possibilities that would maximize value for the Company's stockholders, that there was not likely to be another financially capable potential acquiror who would be interested in acquiring the Company on more attractive terms; and

          (ix) the fact that, prior to consummation of the Offer, the Board of Directors may approve a proposal to be acquired by a third party on terms which a majority of the members of the Board of Directors have determined in good faith (i) after consultation with Salomon Brothers or another nationally recognized investment banking firm, to be more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement, including the Offer, and (ii) after consultation with outside legal counsel, that failure to approve such a proposal and terminate the Merger Agreement would reasonably be expected to result in a breach of the fiduciary duties of the Board of Directors under applicable law, and further provided that the Company shall have paid a break-up fee of $13,000,000 to Parent.

     The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company and Salomon Brothers have entered into a letter agreement dated June 29, 1997 and a related indemnity agreement dated June 27, 1997 (the "Salomon Brothers Engagement Letter"). Pursuant to the Salomon Brothers Engagement Letter, Salomon Brothers was engaged to render an opinion relating to the fairness, from a financial point of view, to the Company's stockholders other than Parent of the consideration to be offered in the proposed acquisition of the Company by the Parent. The Salomon Brothers Engagement Letter provides that the Company will pay to Salomon Brothers for its services (i) a fee of $100,000, payable upon the execution of the Salomon Brothers Engagement Letter,
(ii) an additional fee of $250,000, payable upon issuance of a press release relating to the proposed acquisition or upon initial submission of the fairness opinion to the Board of Directors, and (iii) an additional fee of $200,000 payable upon the consummation of the proposed acquisition. The Company has also agreed to reimburse Salomon Brothers for all reasonable fees and disbursements of Salomon Brothers' counsel, not to exceed $10,000 without the prior consent of the Company, and all of Salomon Brothers' reasonable travel and other out-of-pocket expenses. The Company has also agreed to indemnify Salomon Brothers and certain related parties against certain liabilities, including liabilities under the federal securities laws.

     In addition, the Company and VAI entered into the VAI Agreement on June 29, 1997, as described in Item 3(b).

     Neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Except as set forth in this statement, neither the Company nor, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries, has effected any transaction in the Company's securities in the past 60 days. To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also stockholders presently intend either to tender their Shares in the Offer or vote in favor of the Merger.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders following the purchase by Purchaser, pursuant to the Offer, of the number of shares representing not less than a majority of the outstanding Shares on a fully diluted basis.

  Contingent Rights Agreement

     On June 29, 1997, the Board of Directors declared a dividend distribution of one Contingent Right with respect to (i) each Common Share to stockholders of record at the close of business on July 25, 1997 (the "Record Date"), and (ii) each Common Share issued between the Record Date and the earlier of December 31, 1997 or the Redemption Date (as defined in the Contingent Rights Agreement) upon exercise of options to purchase Common Shares issued under the Company's 1984 Stock Option Plan, 1994 Option

Plan, Director Plan and 1994 Employee Stock Purchase Plan and outstanding on the Record Date. The Contingent Rights will be distributed on September 23, 1997 (the "Distribution Date") to holders of record as of the Record Date. The Company shall use reasonable efforts to cause the Contingent Rights to be registered under the Exchange Act prior to the Distribution Date, although there can be no assurance that such registration will be effective at such time or at all. The Contingent Rights shall not be transferable by the holders thereof unless and until such registration is effective. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE CONTINGENT RIGHTS, AND THE PRICES AT WHICH THE CONTINGENT RIGHTS MAY TRADE CANNOT BE PREDICTED. NO ASSURANCE CAN BE GIVEN THAT AN ACTIVE PUBLIC MARKET FOR THE CONTINGENT RIGHTS WILL DEVELOP OR THAT ANY CONTINGENT PAYMENT THEREUNDER WILL EVER BE PAID TO HOLDERS THEREOF PURSUANT TO THE CONTINGENT RIGHTS. Until such securities are fully distributed and an orderly market develops, the prices at which trading occurs may fluctuate significantly. Trading prices will be determined by the market and may be influenced by many factors, including, among others, the depth and liquidity of the market for such securities, investor perception of the Company, the prospects for payment pursuant to the Contingent Rights, and general economic and market conditions.

     The following is a summary of certain material provisions of the Contingent Rights and the Contingent Rights Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Contingent Rights Agreement, the form of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

     The Contingent Rights will be unsecured obligations of the Company and will rank equally with all other unsubordinated indebtedness of the Company. Pursuant to the Contingent Rights Agreement, if a Change in Control (as defined herein) of the Company (pursuant to the Offer, the Merger or with or by a party unaffiliated with Parent or the Purchaser) occurs prior to December 31, 1997 each registered holder of a Contingent Right on the close of business on March 31, 1999 (the "Contingent Payment Date") will be entitled to receive in respect of each Contingent Right held unless the Contingent Rights have been extinguished or redeemed pursuant to their terms, the amount (the "Contingent Payment") of cash determined by the following schedule, where "Net Sales" of the Company means the amount of net sales reflected on the audited income statement of the Company and its consolidated subsidiaries for the calendar year beginning January 1, 1998 and ending December 31, 1998 (the "Contingent Payment Period"):

                      NET SALES OF THE COMPANY FOR THE
                         CONTINGENT PAYMENT PERIOD                  CONTINGENT PAYMENT
          --------------------------------------------------------  ------------------
          $149,000,000 or greater.................................        $ 5.00
          $141,000,000............................................        $ 3.50
          $134,000,000............................................        $ 2.25
          $127,000,000............................................        $ 1.00
          $122,000,000 or less....................................        $ 0.00

     If the Company's Net Sales for the Contingent Payment Period fall between two of the levels specified in the above schedule, the amount of the Contingent Payment for each Contingent Right shall be made by interpolation pursuant to a formula set forth in Section 3.01(c) of the Contingent Rights Agreement.

     Pursuant to the Contingent Rights Agreement, a "Change of Control" of the Company shall be deemed to have occurred if:

          (i) there shall be consummated any reorganization, recapitalization, consolidation or merger, or sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets, of the Company (a "Business Combination"), in each case, unless, following such Business Combination, (a) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of, as of the date of determination, the outstanding shares of Common Stock of the Company (the "Outstanding Common Shares") and outstanding voting securities having a right to vote generally in the election of directors (the "Outstanding Voting Securities") immediately prior to such Business Combination beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, more than

     50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transactions owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Common Shares and Outstanding Voting Securities, as the case may be, (b) no Person (as defined in the Contingent Rights Agreement) (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Board of Directors of the Company as of the date of the Contingent Rights Agreement; or

          (ii) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company; or

          (iii) any person (as such term is used in the Sections 13(d) and 14(d)(2) of the Exchange Act) other than the Company, or any employee benefit plan sponsored by the Company, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing twenty-five percent (25%) or more of either (i) the then Outstanding Common Shares or (ii) the Outstanding Voting Securities; provided, however, that an acquisition by any corporation pursuant to a transaction which complies with clauses (a), (b), and (c) of paragraph (i) above shall not be deemed to be a Change of Control; or

          (iv) individuals which constituted the Board of Directors of the Company as of the date of the Contingent Rights Agreement shall cease for any reason to constitute at least a majority thereof.

     The Company may, at its option, at any time after the occurrence of a Change of Control, redeem the then outstanding Contingent Rights, in whole or in part, at $5.00 per Contingent Right, without interest. In addition, the Contingent Rights shall be extinguished without payment therefor and will have no further force and effect (i) on December 31, 1997, if no Change of Control has occurred prior to such date or (ii) on March 31, 1999 if the Net Sales of the Company for the Contingent Payment Period shall not have exceeded $122,000,000.

     Pursuant to the Contingent Rights Agreement, the Company must use reasonable efforts during the Contingent Payment Period to operate its business in the ordinary course and substantially as operated heretofore; provided, however, that the foregoing shall not prevent the Company from operating the business of the Company in accordance with its business judgment to enhance the growth and profitable development of the Company's business, so long as the Company is not motivated by an intention to diminish the value of the Contingent Rights. The Company must cause all properties used or useful in the conduct of its business or the business of any subsidiary of the Company to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and must cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the foregoing shall not prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, as determined by the Board of Directors in good faith, desirable in the conduct of its business or the business of any subsidiary of the Company. The Contingent Rights Agreement also provides that, prior to January 1, 1999, the Company will not sell or transfer a substantial portion of the assets of the Company, other than in the ordinary course of business or pursuant to a transaction which constitutes a sale of all or substantially all of the Company's assets, unless the Company shall have called for the redemption of all of the then outstanding Contingent Rights. In addition, the Contingent Rights Agreement provides that the Company must not engage in material transactions with Affiliates other than subsidiaries of the Company, or material transactions with other persons which are primarily for the benefit of such Affiliates, which would reduce Net Sales during the Contingent Payment Period, except on terms that are comparable to those that would be obtained from unaffiliated parties on an arms-length basis. The Company is also prohibited from merging or consolidating with or into any other Person (as defined in the Contingent Rights Agreement) or from selling or conveying all or substantially all of its assets to any Person, unless (i) either the Company remains as the continuing corporation or such Person is organized under the laws of the United States of America or any State thereof and expressly assumes the due and punctual payment of the Contingent Rights and the performance and observance of all covenants and conditions under the Contingent Rights Agreement, and (ii) the Company or such successor corporation, as the case may be, is not, immediately after such merger or consolidation, or such sale or conveyance, in default in performance of any such covenant or condition.

     The following will be "Events of Default" under the Contingent Rights
Agreement: (i) default in the payment of the Contingent Payment when the same shall become due and payable, and continuance of such default for a period of 30 days; or (ii) default in the performance, or breach, of any covenant of the Company in the Contingent Rights Agreement, and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the registered holders of at least 25% of the outstanding Contingent Rights, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default"; (iii) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (iv) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator or similar official, of the Company or for any substantial part of its property, or make any general assignment for the benefit of creditors.

     If a default in payment of the Contingent Payment occurs when and as such Contingent Payment becomes due and payable and such default continues for a period of 30 days, then upon demand of the Trustee, the Company will pay the Contingent Payment to the Trustee for the benefit of the registered holders of the Contingent Rights, as well as any other amount sufficient to cover the costs and expenses of collection of such Contingent Payment. In addition, if an Event of Default has occurred, and has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by the Contingent Rights Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights.

     No registered holder of the Contingent Rights has any right by virtue of the Contingent Rights Agreement to institute any action or proceeding at law or in equity or in bankruptcy or otherwise, unless the registered holders of 25% of the then outstanding Contingent Rights make a written request upon the Trustee to institute such action or proceedings in its own name as trustee under the Contingent Rights Agreement and have offered the Trustee reasonable indemnity as it may require against any costs, expenses and liabilities that the Trustee may incur. The right of any registered holder of the Contingent Rights to receive payment of the Contingent Payments payable on or after the Contingent Payment Date, or to institute suit for the enforcement of any such payment, will not be impaired or affected with the consent of such holder. The registered holders of a majority of the then outstanding Contingent Rights may waive certain Events of Default and its consequences, except a default in respect of a covenant or provision of the Contingent Rights Agreement which cannot be modified or amended without the consent of the registered holder of each Contingent Right affected.

     The Contingent Rights Agreement provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Contingent Rights notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such registered holders.

     Without the consent of any of the registered holders of the Contingent Rights, the Company and the Trustee may modify and amend the Contingent Rights Agreement, in the form satisfactory to the Trustee, (i) in order to convey, transfer, assign, mortgage or pledge any property or assets to the Trustee as security for the Contingent Rights, (ii) to provide for a guarantee by any Person (as defined in the Contingent Rights Agreement) of some or all of the obligations of the Company under the Contingent Rights Agreement for the benefit of the registered holders of the Contingent Rights, (iii) to add further covenants, restrictions, conditions or provisions to the Contingent Rights Agreement as the Company's Board of Directors and the Trustee consider to be for the protection of the registered holders of the Contingent Rights, (iv) to cure any ambiguity or to make changes that do not adversely affect the interests of the registered holders of the Contingent Rights in any material respect. With the consent of not less than a majority of the registered holders of the then outstanding Contingent Rights, the Company and the Trustee may modify and amend the Contingent Rights Agreement and the Contingent Rights for the purpose of adding, eliminating or changing any provision therein, or to modifying in any manner the rights of the registered holders of the Contingent Rights under the Contingent Rights Agreement; provided, however, that no such amendment will, without the consent of the registered holder of each then outstanding Contingent Right, (i) modify the definition of Contingent Payment Period, Contingent Payment, Contingent Payment Date, or Net Sales as such terms are defined in the Contingent Rights Agreement, or otherwise reduce the amounts payable in respect of the Contingent Rights or (ii) reduce the amount of the outstanding Contingent Rights.

     The Company has not yet executed a definitive Contingent Rights Agreement with a financial institution to serve as trustee thereunder. Pending such execution, the Company reserves its rights, subject to the consent of Parent, to alter the form of Contingent Rights Agreement, including an amendment to replace the contemplated use of a trustee in favor of the use of a payment agent. No such alteration or amendment will affect the financial terms or time periods applicable to the Contingent Rights.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion summarizes certain of the federal income tax consequences associated with the distribution, holding and disposition of the Contingent Rights. Due to the lack of controlling authority and the complexity of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, applicable judicial decisions and administrative rulings, all of which are subject to change, the federal income tax consequences associated with the distribution, holding and disposition of the Contingent Rights are unclear. The following discussion is limited to the material federal income tax aspects of the distribution, holding and disposition of the Contingent Rights to a Company stockholder who is a citizen or resident of the United States and who, at all relevant times, holds the Contingent Rights and Company Common Shares as capital assets. The following discussion does not address potential foreign, state, local and other tax consequences, nor does it address tax consequences with respect to holders of Company stock options or warrants, nor does it address taxpayers subject to special treatment under the federal income tax law such as life insurance companies, tax-exempt organizations, S corporations and taxpayers subject to the alternative minimum tax. In addition, the following discussion does not apply to Contingent Rights holders who acquire Contingent Rights in the secondary market or to Company stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. The Company has not sought a ruling from the Internal Revenue Service or an opinion from counsel concerning the federal income tax consequences associated with the distribution, holding or disposition of the Contingent Rights and does not intend to do so. ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION, HOLDING AND DISPOSITION OF THE CONTINGENT RIGHTS.

     While the matter is not free from doubt, the distribution of Contingent Rights is likely to be treated as a dividend distribution on the Common Shares and the Contingent Rights are likely to be characterized for federal income tax purposes as "debt instruments" (rather than as equity) on which all payments are contingent. Assuming that the Contingent Rights constitute "debt instruments," the federal income tax consequences of the distribution, holding and disposition of the Contingent Rights generally should be as follows:

     (i) Each Common Share stockholder should be treated as having received a dividend (taxable as ordinary income) in an amount equal to the fair market value of the Contingent Rights on the date of the distribution. The fair market value is expected to be the market price for the Contingent Rights on that date.

     (ii) Each Common Share stockholder's initial basis in his or her Contingent Rights will be equal to the fair market value of such Contingent Rights on the date of distribution, and the holding period with respect to such Contingent Rights will not include such stockholder's holding period for his or her Common Shares.

     (iii) The Contingent Rights will be subject to the original issue discount ("OID") rules of the Code and Treasury Regulations that apply to contingent payment debt obligations. Accordingly, as described more fully below, holders of the Contingent Rights may be required to recognize interest income in advance of the receipt of the corresponding cash payment. Moreover, in view of the contingent nature of the obligation, it is possible that a holder will (a) not receive a cash payment, or (b) receive an amount less than the amount of interest income previously accrued. In that event, upon maturity or other disposition of the Contingent Rights, the holder should be entitled to make adjustments to the amounts previously accrued and taken into income, as described below.

     The total amount of interest income that would be required to be taken into account by a holder with respect to a Contingent Right, prior to any adjustments made upon retirement or other disposition of the Contingent Right, would be equal to the excess, if any, of the amounts projected to be paid on the Contingent Right at maturity ("Projected Payments") over the Contingent Right's "issue price."

     Projected Payments generally are calculated based on a projected payment schedule and a yield at which the Company would issue a fixed rate debt instrument with terms and conditions similar to those of the Contingent Right, determined by the Company as of the date of the distribution of the Contingent Right. The Company has not yet determined the Projected Payments schedule that it will use to calculate the OID accruals with respect to the Contingent Rights. Once determined, the Projected Payments schedule will remain fixed throughout the term of the Contingent Rights, unless the amount of the payment becomes fixed more than six months before the payment is due. In that event, an adjustment will be made in an amount equal to the difference between the present value of the amount that is fixed and the present value of the Projected Payments. The "issue price" of a Contingent Right is the fair market value of such right on the date of distribution. A holder of a Contingent Right would be required to recognize interest income annually as it accrued on the Contingent Right on the basis of a constant yield method. In general, the amount of interest income required to be recognized annually by a Contingent Right holder would increase with each successive taxable year.

     As noted above, upon maturity of a Contingent Right, appropriate adjustments would be made to reconcile any difference between the actual payment made on retirement of the Contingent Right and the Projected Payments. If the actual payment, if any, made on retirement to a holder of a Contingent Right were to exceed the Projected Payments, such excess would be treated as additional interest income to the holder in the then current taxable year. If the actual payment, if any, received by a Contingent Right holder were to be less than the Projected Payments, such difference would be applied first to reduce the amount of interest income required to be recognized by the holder in the then current year. Any excess would be treated as an ordinary loss for the then current taxable year to the extent of the aggregate interest income recognized by the Contingent Right holder on its Contingent Right in prior taxable years and then as a capital loss.

     A Contingent Right holder's tax basis in a Contingent Right generally would be equal initially to the fair market value of the Contingent Right received as a dividend, increased by the amount of interest includible in income in respect of the Contingent Right, as described above. Gain or loss recognized by a holder upon the sale or other taxable disposition of a Contingent Right would be measured by the difference between the amount realized and the holder's adjusted tax basis therein. Any gain generally would be treated as additional interest income to the Contingent Right holder. Any loss generally would be treated first as ordinary loss to the extent of the aggregate amount of interest included by the holder with respect to the Contingent Right as of the date of maturity or disposition, and then as a capital loss.

     (iv) Distribution of the Contingent Rights and payments thereon will be reported to the extent required by the Code to the Common Share stockholders and the Internal Revenue Service. Such amounts distributed to U.S. persons will ordinarily not be subject to withholding of U.S. federal income tax. However, backup withholding of such tax at a rate of 31% may apply to certain stockholders by reason of events specified in Section 3406 of the Code and the Treasury Regulations promulgated thereunder, which include failure of a stockholder to supply the Company or its agent with such stockholder's taxpayer identification number.

     If the Contingent Rights are properly treated as equity rather than as debt instruments for federal income tax purposes, or if the distribution of Contingent Rights is properly treated as payment in part for Common Shares, different consequences would result that could be more or less favorable to holders of Contingent Rights.

     STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION, HOLDING AND DISPOSING OF CONTINGENT RIGHTS.

  Rights Agreement

     On September 8, 1994, the Board of Directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding Common Share to stockholders of record at the close of business on September 19, 1994 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a purchase price of $40.00 per Unit (the "Purchase Right"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent (the "Rights Agent"), a copy of which was filed as Exhibit 4.1 to Form 8-K dated September 8, 1994. On April 19, 1995, the Board of Directors and the Rights Agent amended the Rights Agreement (the "First Amendment"). The First Amendment was filed as Exhibit No. 4.2 to Form 8-K dated April 19, 1995. On June 30, 1997, the Board of Directors of the Company and the Rights Agent amended the Rights Agreement (the "Second Amendment"). A description of the Rights under the Rights Agreement, as amended to date, is set forth below.

     The Rights are attached to all certificates representing Common Shares outstanding, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") other than Parent or any Affiliate of Parent, has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Shares (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 15% or more of such outstanding Common Shares, other than a tender offer initiated by Parent or an Affiliate of Parent or (iii) 10 business days after the Continuing Directors (as defined in the Rights Agreement) of the Company shall declare any Person to be an Adverse Person, upon a determination that such Person, alone or together with its affiliates and associates, has become the Beneficial Owner of an amount of Common Shares which the Continuing Directors determine to be substantial (which amount shall in no event be less than 10% of the shares of Common Shares then outstanding) and a majority of the Continuing Directors (with the concurrence of a majority of the Independent Directors (as defined in the Rights Agreement)) determines, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Shares beneficially owned by such person or to cause pressure on the Company to take action or enter into such transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation or ability to deal with government agencies) on the business or prospects of the Company.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights may be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 19, 2004, unless earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with Common Shares issued upon the exercise of employee stock options issuable under employee stock benefit plans or upon the conversion of convertible securities issued hereafter, only Common Shares issued prior to the Distribution Date will be issued with Rights.

     In the event the Continuing Directors determine that a Person is an Adverse Person or, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Shares are not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 15% of the then outstanding Common Shares (except pursuant to an offer for all outstanding Common Shares which the Independent Directors determine to be fair to, and otherwise in the best interests of, the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, that number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Shares at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or Adverse Person will be null and void. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer determined by the Board of Directors to be fair as described in clause (ii) of the preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events set forth in this paragraph and the Section 11(a)(ii) Events are collectively referred to as "Triggering Events;" provided that no Triggering Event shall be deemed to occur by reason of the approval, execution or delivery of the Merger Agreement, the announcement or consummation of the Offer or the Merger or the consummation of the other transactions contemplated by the Merger Agreement.

     At any time after the occurrence of a Section 11(a)(ii) Event, a majority of the Continuing Directors (as defined in the Rights Agreement) may exchange the Rights (other than Rights owned by an Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $0.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. The Company may not redeem the Rights if the Continuing Directors have previously declared a Person to be an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if either (i) an Acquiring Person reduced his beneficial ownership to less than 15% of the outstanding Common Shares in a transaction or series of transactions not involving the Company, or (ii) the Board of Directors approves the merger of the Company with, or acquisition of the Company by, a Person unrelated to the Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier to occur of the determination that a Person is an Adverse Person or the Distribution Date. After the earlier of such events, the provisions of the Rights Agreement may be amended by the Board of Directors (in certain circumstances with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

                                 EXHIBIT INDEX

Exhibit 1      Agreement and Plan of Merger dated as of June 30, 1997 among Parent,
               Purchaser and the Company.
Exhibit 2      Form of Contingent Rights Agreement between the Company and a trustee mutually acceptable to the Company, Parent and the Purchaser.
Exhibit 3      Confidentiality Agreement dated as of April 7, 1997 between the Company and Parent.
Exhibit 4      Exclusivity Agreement dated June 25, 1997, between the Company and
               Parent.
Exhibit 5      Excerpt from the Company's Proxy Statement dated as of May 15, 1997
               (inclusive of pages 4-13, 15 and 16 thereof).
Exhibit 6      Consulting and Noncompetition Agreement dated as of June 30, 1997, by and among Parent, Leslie S. Levine and the Company.
Exhibit 7      Executive Noncompetition Agreement dated as of June 30, 1997 by and among Parent, John C. Matthews and the Company.
Exhibit 8      Employment Agreement dated as of March 8, 1993 between Leslie S. Levine and the Company.
Exhibit 9      Employment Agreement dated as of May 1, 1995 between Joseph F. Greeves and the Company.
Exhibit 10     Engagement Letter dated as of June 29, 1997 between the Company and
               Venture Advisors, Inc. and related indemnity agreement.
Exhibit 11     Rights Agreement, dated as of September 8, 1994, between the Company and the Rights Agent (incorporated herein by reference from Form 8-K dated September 8, 1994).
Exhibit 12     First Amendment to Rights Agreement, dated as of April 19, 1995, between the Company and the Rights Agent (incorporated herein by reference from Form 8-K dated April 19, 1995).
Exhibit 13     Second Amendment to Rights Agreement, dated as of June 30, 1997, between the Company and the Rights Agent.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Fusion Systems Corporation

                                            By: /s/ LESLIE S. LEVINE
                                              ----------------------------------
                                              Leslie S. Levine
                                              President, Chief Executive
                                                Officer, and Director

Dated: July 7, 1997

                                                                         ANNEX I

FUSION SYSTEMS CORPORATION
7600 STANDISH PLACE
ROCKVILLE, MD 20855

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                    NO VOTE OR OTHER ACTION OF THE COMPANY'S
                  STOCKHOLDERS IS REQUIRED IN CONNECTION WITH
                THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

     This Information Statement, which is being mailed on or about July 7, 1997 to the holders of shares of the common stock, par value $0.01 per share (the "Common Shares"), of Fusion Systems Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the designation by Eaton Corporation, an Ohio corporation ("Parent"), of persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of June 30, 1997 (the "Merger Agreement") among the Company, Parent and ETN Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser").

     Pursuant to the Merger Agreement, among other things, the Purchaser commenced a tender offer on July 7, 1997 to purchase all of the issued and outstanding Common Shares (together with associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of September 8, 1994, as amended April 19, 1995 and June 30, 1997, between the Company and BankBoston, N.A. (formerly the First National Bank of Boston), as Rights Agent, the "Shares") at a price of $39.00 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated July 7, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, August 1, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of shares representing not less than a majority of the outstanding Shares on a fully diluted basis be validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger of the Purchaser with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation and a wholly owned subsidiary of Parent. In the Merger, each share issued and outstanding immediately prior to the Effective Time (other than shares held by the Parent, the Purchaser, in the treasury of the Company or by any subsidiary of the Parent, the Purchaser or the Company, all of which will be cancelled, and other than shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in the amount of $39.00. On June 29, 1997, the Board declared a dividend of Contingent Payment Rights to holders of record of Common Shares on July 25, 1997 (the "Contingent Rights"). The Offer is not being made for the Contingent Rights and the Contingent Rights will not be changed or affected by the Merger, and shall remain outstanding after the Effective Time in accordance with their terms.

     The Merger Agreement provides that promptly upon the purchase by the Purchaser of Shares representing at least a majority of the Shares then actually outstanding, the Company shall, upon the request of the Parent, take all actions necessary to cause a proportionate number of the directors of the Company to consist of the Parent Designees, including by accepting the resignations of one or more existing directors; provided that prior to the Merger, the Board of Directors shall always have at least two members who are not Parent Designees. Such actions may require the Company to increase the size of the Board.

     Following the election or appointment of the Parent Designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent (or if there are two or fewer members who are not Parent Designees, the concurrence of at least one director who is not a Parent Designee) if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on
Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 8 and 9 of the Offer to Purchase.

     No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

     The information contained in this Information Statement concerning Parent, the Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility of the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and Parent are located at Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114-2584.

                                    GENERAL

     The Common Shares are the only class of voting securities of the Company outstanding. Each share is entitled to one vote. As of June 27, 1997, there were 7,492,935 Common Shares issued and outstanding.

                              THE PARENT DESIGNEES

     Parent has informed the Company that each of the Parent Designees listed below has consented to act as a director of the Company.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of such number of Shares representing at least a majority of the outstanding Shares on a fully diluted basis, which purchase cannot be earlier than August 1, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

     Biographical information concerning each of the Parent Designees is presented below.

PARENT DESIGNEES

     STEPHEN R. HARDIS Director of Parent since 1983. Chairman and Chief Executive Officer of Parent. Mr. Hardis served as Executive Vice
President -- Finance and Administration of Parent prior to April, 1986, was elected Vice Chairman in 1986 and designated Chief Financial and Administrative Officer, and became Chief Executive Officer in September, 1995 and Chairman in January, 1996. He joined Parent in 1979. Mr. Hardis is a director of KeyCorp, Lexmark International Group, Inc., Nordson Corporation and Progressive Corporation. Director of the Purchaser.

     ALEXANDER M. CUTLER Director of Parent since 1993. President and Chief Operating Officer of Parent. Mr. Cutler joined Cutler-Hammer, Inc. in 1975, which was subsequently acquired by Parent, and became President of Parent's Industrial Group in 1986. Mr. Cutler was named President of the Controls Group in 1989, Executive Vice President -- Operations in 1991, and was elected Executive Vice President and Chief Operating Officer -- Controls in September, 1993 and assumed his current position in September, 1995. Director of the Purchaser.

     GERALD L. GHERLEIN Executive Vice President and General Counsel of Parent since September 4, 1991. Director, Vice President and Assistant Secretary of the Purchaser.

     ADRIAN T. DILLON Executive Vice President -- Chief Financial and Planning Officer of Parent since April 1997. Vice President -- Chief Financial and Planning Officer of Parent from September 1995 to April 1997; Vice
President -- Planning of Parent from 1991 to 1995. Director, IVHS Technology, Inc. and Eaton VORAD Technologies. Vice President and Assistant Treasurer of the Purchaser.

     BRIAN R. BACHMAN Senior Vice President -- Semiconductor and Specialty Systems of Parent since January 1, 1996. Vice President, Philips Semiconductor from October 1991 to December 1995. President of the Purchaser.

     EARL R. FRANKLIN Secretary and Associate General Counsel of Parent since September 1, 1991. Secretary of the Purchaser.

     ROBERT E. PARMENTER Vice President and Treasurer of Parent since January 1, 1997. Assistant Treasurer, Director of Domestic Finance of Parent for more than the past five years. Treasurer of the Purchaser.

                              COMPANY INFORMATION

     The following information is excerpted from the Company's Proxy Statement dated as of May 15, 1997 for its 1997 Annual Meeting of Stockholders:

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of the Record Date certain information regarding beneficial ownership of the Corporation's Common Stock by: (i) each person or entity who, to the knowledge of the Corporation, owned beneficially more than 5% of the shares of Common Stock of the Corporation outstanding at such date; (ii) each director or nominee for director of the Corporation; (iii) each executive officer identified in the Summary Compensation Table set forth below under "Compensation and Other Information Concerning Directors and Officers"; and (iv) all directors, nominees for election to the Board of Directors and executive officers of the Corporation as a group.

                    NAME AND ADDRESS                      AMOUNT AND NATURE     PERCENTAGE OF COMMON
                  OF BENEFICIAL OWNER                      OF OWNERSHIP(1)       STOCK OUTSTANDING
--------------------------------------------------------  -----------------     --------------------
J. & W. Seligman & Co. Incorporated
  100 Park Avenue
  New York, NY 10017 (2)................................      1,024,358                 13.7
Magten Asset Management Corp.
  35 East 21st Street
  New York, NY 10010(3).................................        417,600                  5.6
Mellon Bank Corporation
  c/o Mellon Bank Corporation
  One Mellon Bank Center
  Pittsburgh, PA 15258(4)...............................        440,000                  5.9
Leslie S. Levine(5).....................................        212,283                  2.8
John C. Matthews(6).....................................        132,026                  1.8
Joseph F. Greeves(7)....................................         14,036                    *
Steven F. Hodlin(8).....................................          2,667                    *
A. David Harbourne(9)...................................         10,000                    *
Daniel Tessler(10)......................................        104,999                  1.4
Charles J. Coulter(11)..................................         29,435                    *
Jon D. Tompkins(12).....................................         10,999                    *
Andrea Geisser(13)......................................          2,500                    *
Directors, Nominees and Executive Officers as a group (9
  persons)(14)..........................................        518,945                  6.9

---------------
  *  Less than 1% of the outstanding shares of Common Stock.

 (1) Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to the shares.

 (2) According to a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 1997, J. & W. Seligman has sole voting power for 1,003,828 shares and sole dispositive power for 1,024,358 shares.

 (3) According to a Schedule 13G filed with the Securities and Exchange Commission on February 13, 1997, Magten has shared voting power on 350,900 shares and shared dispositive power on 417,600 shares.

 (4) According to a Schedule 13G filed with the Securities and Exchange Commission on January 31, 1997, Mellon has sole voting power of 372,000 shares, sole dispositive power of 398,000 and shared dispositive power of 41,000 shares.

 (5) Includes 160,261 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter. Also includes 6,390 shares of Common Stock held by his wife, Marsha Levine and 11,700 shares of Common Stock held by his daughter, Rachel Levine. Mr. Levine disclaims beneficial ownership of such shares.

 (6) Includes 90,045 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter. Also includes 1,891 shares held in joint tenancy with his wife, Patricia Matthews.

      (7) Includes 13,334 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

      (8) Includes 2,667 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

      (9) Mr. Harbourne left the Corporation in September 1996 in connection with the sale of the Corporation's UV curing business.

     (10) Includes 87,499 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

     (11) Includes 19,717 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

     (12) Includes 9,999 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

     (13) Includes 2,500 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

     (14) Includes 386,022 shares issuable upon the exercise of outstanding stock options exercisable on the Record Date or within 60 days thereafter.

                         THE CURRENT BOARD OF DIRECTORS

     The Corporation's Board of Directors is currently fixed at five (5) members, all of whom are outside, non-employee directors except for Mr. Levine. The Corporation's Amended and Restated By-Laws divide the Corporation's Board of Directors into three classes. The members of each class of directors serve for staggered three-year terms. Messrs. Levine and Tessler are Class I directors. The Board is also composed of two Class II directors (Messrs. Coulter and Tompkins) and one Class III director (Mr. Geisser) whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 1999 and 1998, respectively. The following table sets forth the name and position of each director, the year each director was first elected, the year such director's term will expire and the class of director:

 DIRECTOR'S NAME AND YEAR DIRECTOR FIRST             POSITION(S) WITH             YEAR TERM    CLASS OF
            BECAME A DIRECTOR                         THE CORPORATION            WILL EXPIRE   DIRECTOR
------------------------------------------  -----------------------------------  -----------   --------
Leslie S. Levine (1991)...................  President, Chief Executive Officer       2000      I
                                                       and Director
Daniel Tessler (1973).....................  Chairman of the Board of Directors       2000      I
Charles J. Coulter (1983).................               Director                    1999      II
Jon D. Tompkins (1994)....................               Director                    1999      II
Andrea Geisser (1996).....................               Director                    1998      III

                OCCUPATIONS OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     LESLIE S. LEVINE, 56, A founder of the Corporation, has served as President and Chief Executive Officer of the Corporation since July 1992. Mr. Levine has served as a Director of the Corporation since December 1991. From 1983 to 1992, Mr. Levine was Executive Vice President for Finance and Administration of the Corporation. He holds a Ph.D. in physics from Columbia University.

     DANIEL TESSLER, 53, has been a Director of the Corporation since 1973 and Chairman of the Board of Directors since February 1994. Mr. Tessler has served as Chairman and Chief Executive Officer of Fusion

Lighting, Inc. since 1994, and as chairman of Tessler and Cloherty, Inc. and Venture Advisors, Inc., private investment firms, since 1980 and 1991, respectively.

     CHARLES J. COULTER, 71, has been a Director of the Corporation since 1983. Mr. Coulter served as President of American Research & Development, a venture capital firm, from 1972 to June 1992. Mr. Coulter serves as a director of Antex Biologics Inc.

     ANDREA GEISSER, 54, has served as a Director of the Corporation since June 1996. Mr. Geisser has served as a Managing Director of Fenway Partners, Inc., a principal investing firm specializing in middle-market acquisitions, since July 1994, and a partner of the general partner of its affiliated investment partnership since the organization of such partnership in January 1995. Prior to joining Fenway Partners, Mr. Geisser served Butler Capital Corporation ("BCC") as a managing director from February 1989 until June 1994, acting as a director of many of BCC's portfolio companies. Mr. Geisser is a director of Van de Kamp's Inc. Mr. Geisser is also a director of several Fenway portfolio companies and a trustee of Corporate Property Investors, a real estate investment trust.

     JON D. TOMPKINS, 56, has served as a Director of the Corporation since December 1994. Mr. Tompkins has served as President and Chief Executive Officer of Tencor Instruments since April 1991 and as chairman of the board of directors of Tencor Instruments since November 1993. Mr. Tompkins serves as a director of Varian Associates, a manufacturer of semiconductor equipment, and as a director of SEMI/SEMATECH, an association of U.S. semiconductor equipment and materials companies.

EXECUTIVE OFFICERS

     JOHN C. MATTHEWS, 57, has been with the Corporation since 1979 and currently serves as Senior Vice President. In March 1996, he was appointed President, Fusion Semiconductor Systems Corporation ("Fusion Semiconductor"), a wholly-owned subsidiary of the Corporation. Mr. Matthews served as Senior Vice President of Fusion Semiconductor from 1993 until 1996, and as Vice President (Semiconductor) from 1983 to 1993. Prior to that time, he served as Marketing Manager of Fusion UV Curing.

     JOSEPH F. GREEVES, 40, joined the Corporation as Vice President, Chief Financial Officer, Treasurer and Secretary in May 1995. Prior to joining the Corporation, Mr. Greeves served as Executive Vice President and Chief Financial Officer of Ogden Environmental and Energy Services, Co., Inc., a division of Ogden Corporation which provided consulting services, lab services, remediation services and independent power production on a worldwide basis.

     STEVEN F. HODLIN, 42, joined the Corporation as Director, Corporate Quality in February 1995. He was appointed Vice President, Corporate Quality in December 1995. Prior to joining the Corporation, Mr. Hodlin served as Vice President, Quality and Reliability Systems for Penril Datability Networks. He has been a Malcolm Baldrige Quality Award Examiner since 1994 and a U.S. Senate Productivity Award examiner since 1992.

     Executive officers of the Corporation are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors met eight times during the fiscal year ended December 31, 1996. The Audit Committee of the Board of Directors, of which Messrs. Coulter, Geisser and Tompkins are currently members, reviews, with the independent accountants and management, the annual financial statements and independent accountants' opinion, reviews the results of the examination of the Corporation's financial statements by the independent accountants, recommends the retention of the independent accountants to the Board of Directors and periodically reviews the Corporation's accounting policies and internal accounting and financial controls. During the fiscal year ended December 31, 1996, the Audit Committee met five times. The Board of Directors also has appointed a Compensation Committee, whose members currently are Messrs. Coulter, Geisser and Tompkins. The Compensation Committee, which held seven meetings during the fiscal year ended December 31, 1996, is responsible for administering the Corporation's stock ownership plans and for reviewing and approving compensation matters concerning the executive officers of the Corporation. The Board of Directors does not currently have a standing nominating committee. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and of all Committees on which he serves.

                       COMPENSATION AND OTHER INFORMATION
                       CONCERNING DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION SUMMARY

     The following table sets forth certain information with respect to the annual and long-term compensation of the Corporation's Chief Executive Officer and each of the Corporation's four other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                       COMPENSATION
                                            ANNUAL COMPENSATION        -------------
                                       -----------------------------      OPTION            ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR   SALARY ($)   BONUS ($)   AWARDS (#)(1)   COMPENSATION($)(2)
-------------------------------------  ----   ----------   ---------   -------------   -------------------
Leslie S. Levine.....................  1996    $ 244,125   $  85,000       27,000            $11,085
  President and Chief                  1995      217,632     165,000       30,000             11,610
     Executive Officer                 1994      196,711     142,800       70,261             11,987

John C. Matthews.....................  1996      162,409      75,000       22,000             10,635
  Senior Vice President and            1995      150,274      91,000       30,000             11,610
     President, Fusion                 1994      139,612      82,000       40,045             11,987
     Semiconductor

Joseph F. Greeves (3)................  1996      152,116      58,700       19,000              5,584
  Vice President and Chief             1995       87,234      44,000       20,000                152
     Financial Officer                 1994           --          --           --                 --

Steven F. Hodlin (4).................  1996      121,730      30,000       10,750              5,178
  Vice President -                     1995       84,865      21,000        8,000                192
     Corporate Quality                 1994           --          --           --                 --

A. David Harbourne (5)...............  1996      114,812      30,000            0              9,486
  Senior Vice President and            1995      150,274      61,000       30,000             10,800
     President, UV Curing              1994      139,612      82,000       31,954             11,177

---------------
(1) Includes options granted in 1997 for services performed in 1996.

(2) Includes premiums paid on life insurance policies and contributions by the Corporation to 401(k) plan for the benefit of the Named Executive Officers.

(3) Mr. Greeves joined the Corporation in May 1995.

(4) Mr. Hodlin joined the Corporation in February 1995.

(5) Mr. Harbourne left the Corporation in September 1996 in connection with the sale of the Corporation's UV curing business.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options made to the Named Executive Officers pursuant to the Corporation's stock plans during the year ended December 31, 1996:

                                             INDIVIDUAL GRANTS                        POTENTIAL
                              ------------------------------------------------       REALIZABLE
                                           PERCENT OF                             VALUE AT ASSUMED
                                             TOTAL                                 ANNUAL RATES OF
                              NUMBER OF     OPTIONS                                  STOCK PRICE
                              SECURITIES   GRANTED TO                               APPRECIATION
                              UNDERLYING   EMPLOYEES    EXERCISE                 FOR OPTION TERM(1)
                               OPTIONS     IN FISCAL      PRICE     EXPIRATION   -------------------
            NAME              GRANTED(#)      YEAR      ($/SHARE)      DATE       5%($)      10%($)
----------------------------  ----------   ----------   ---------   ----------   --------   --------
Leslie S. Levine............    12,000        5.72%      $ 19.50      9/19/06    $147,160   $372,935
John C. Matthews............    12,000        5.72         19.50      9/19/06     147,160    372,935
Joseph F. Greeves...........    15,000        7.14         19.50      9/19/06     183,950    466,168
Steven F. Hodlin............     7,000        3.33         19.50      9/19/06      85,843    217,545
A. David Harbourne..........         0          --            --           --          --         --

---------------
(1) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the market value of the Corporation's Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Corporation's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercises and the future performance of the Corporation's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END VALUES

     The following table sets forth information with respect to options to purchase the Corporation's Common Stock granted to the Named Executive Officers under the Corporation's stock plans, including (i) the number of shares of Common Stock purchased upon exercise of options during the fiscal year ended December 31, 1996; (ii) the net value which would have been realized upon such exercise had such shares been sold; (iii) the number of unexercised options outstanding at December 31, 1996; and (iv) the value of such unexercised options at December 31, 1996.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 1996

                                                            NUMBERS OF UNEXERCISED        VALUE(2) OF UNEXERCISED
                          SHARES                                  OPTIONS AT              IN-THE-MONEY OPTIONS AT
                        ACQUIRED ON         VALUE            DECEMBER 31, 1996(#)         DECEMBER 31, 1996($)(2)
         NAME           EXERCISE(#)     REALIZED($)(1)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
----------------------  -----------     --------------     -------------------------     -------------------------
Leslie S. Levine......         --          $     --              136,840/55,421             $1,432,381/$139,275
John C. Matthews......         --                --               76,696/45,349                  732,734/88,411
Joseph F. Greeves.....         --                --                6,667/28,333                        0/26,250
Steven F. Hodlin......         --                --                2,667/12,333                        0/12,250
A. David Harbourne....     51,954           323,920                         0/0                             0/0

---------------
(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of the Corporation's Common Stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Securities Exchange Act of 1934, as amended, and do not reflect amounts received by the Named Executive Officers.

(2) Value is based on the difference between the option exercise price and the fair market value at December 31, 1996, the last day during fiscal year 1996 for which market prices are available ($21.25 per share as quoted on the Nasdaq National Market), multiplied by the number of shares underlying the option.

STOCK PLANS

     The Corporation currently has three stock ownership plans: the 1994 Stock Option Plan, the 1994 Non-Employee Director Stock Option Plan, and the 1994 Employee Stock Purchase Plan. In addition, as of the Record Date, options to purchase an aggregate of 196,732 shares of Common Stock were outstanding under the Corporation's 1984 Stock Option Plan, which expired on December 31, 1993.

SEVERANCE AGREEMENTS

     The Corporation has in place severance agreements, which would be activated if and when a change in control (as defined in the agreements) of the Corporation occurs, with a significant number of employees including all of its executive officers. The agreements with its executive officers provide for the payment of the following compensation and benefits upon the termination in certain circumstances of an executive officer's employment with the Corporation following a change in control of the Corporation: (i) the continuation of their base pay for a period equal to one month for each $5,000 of base pay up to a maximum of 24 months; (ii) incentive compensation for the pro-rata portion of the year the executive officer was employed with the Corporation; (iii) payment in cash of the amount of any health, life and disability insurance premiums the Corporation would have paid on the officer's behalf had the officer been employed during the payment period established in (i) above or a payment of such premiums directly to the plan if the executive officer is continuing health insurance under the Corporation's plan; and (iv) a payment for full executive outplacement to a maximum of 15% of the officer's base pay and incentive compensation paid during the twelve-month period prior to the termination of employment, or payment to the executive officer of said amount. Mr. Levine's severance agreement includes one additional event constituting a change of control under his agreement; this added definition provides that a change of control shall be deemed to have occurred when, during any consecutive two-year period, the individuals who at the beginning of such period constituted the Board of Directors of the Corporation (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Corporation was approved by a vote of 66- 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Corporation then in office.

     Pursuant to these agreements, whether or not there is a change in control, each executive officer has agreed to maintain the confidentiality of Corporation information and assign to the Corporation all inventions and product improvements related to the Corporation's business operations developed by such person during the term of the agreement and during the one-year period thereafter. Moreover, each executive officer has agreed that during the term of his respective employment with the Corporation and thereafter for two years, such person will not compete with the Corporation by engaging in any capacity in any business which is competitive with the business of the Corporation, unless the Corporation determines that the fulfillment of such person's duties in the proposed employment would not likely cause the disclosure or use of any confidential information of the Corporation.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Corporation's executive compensation program is administered by the compensation committee of the Board of Directors (the "Compensation Committee"), which is comprised entirely of non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Corporation's stock ownership plans and reviewing and approving compensation matters concerning the executive officers of the Corporation.

     The Corporation's executive compensation program is designed to provide levels of compensation that assist the Corporation in attracting, motivating and retaining qualified executive officers and aligning the financial interests of the Corporation's executive officers with those of its stockholders by providing a competitive compensation package based on corporate, separate business unit and individual performance. Compensation under the executive compensation program is comprised of cash compensation in the form of salary and annual incentive bonuses, and long-term incentive awards in the form of stock option grants. In addition, the compensation program is comprised of various benefits, including medical and insurance plans, and the Corporation's 1994 Employee Stock Purchase Plan and 401(k) profit-sharing plan. These plans are generally available to all U.S. employees of the Corporation.

BASE SALARY

     Compensation levels for each of the Corporation's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience and responsibilities at similar companies. In setting compensation levels, the Compensation Committee seeks to align total executive compensation levels with corporate performance. Accordingly, base salary levels are set at what the Compensation Committee believes are at the low-end of base salaries paid to executive officers with comparable qualifications, experience and responsibilities at similar companies, while providing relatively higher cash bonus and incentive award opportunities. In addition, the Compensation Committee generally takes into account such factors as (i) the Corporation's past financial performance and future expectations; (ii) business unit performance and future expectations; (iii) individual performance and experience; and (iv) past salary levels. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a determination based upon the consideration of all of these factors as well as the progress made with respect to the Corporation's long-term goals and strategies. Generally, salary decisions for the Corporation's executive officers are made by the Compensation Committee near the beginning of each calendar year.

     Fiscal 1996 base salaries were determined by the Compensation Committee after reviewing the base compensation paid to executive officers at other semiconductor and high-tech equipment manufacturing companies. Base salary levels for each of the Corporation's executive officers, other than the Chief Executive Officer, were also based upon evaluations and recommendations made by the Chief Executive Officer.

INCENTIVE COMPENSATION

     Each executive officer is eligible to receive a cash bonus at the end of the fiscal year based upon the Corporation's performance, as well as individual and business unit performance. Additional bonuses may be awarded during the fiscal year to reward an executive officer for superior performance. Generally, bonus awards for each of the Corporation's executive officers, other than the Corporation's Chief Executive Officer, are based upon the recommendations of the Corporation's Chief Executive Officer. Bonuses are intended to be a significant portion of an executive officer's total compensation and are distributed shortly after the end of the fiscal year.

     Fiscal 1996 annual bonus amounts for each of the Corporation's executive officers were determined by the Compensation Committee after reviewing information assembled by The Radford Group on comparative salary and bonus arrangements at comparable companies. Bonus amounts for each of the executive officers, other than the Chief Executive Officer, were also based upon evaluations and recommendations made by the Chief Executive Officer. In respect of the fiscal year ended December 31, 1996, annual bonuses totaling $278,700 were awarded to the Corporation's executive officers based upon a combination of corporate and individual performance. Of the annual bonuses awarded to executive officers in respect of fiscal 1996, Mr. Levine received $85,000 and Messrs. Greeves, Harbourne, Hodlin and Matthews, collectively, received $193,700.

STOCK OPTIONS

     Stock options are the principal vehicle used by the Corporation for the payment of long-term compensation, to provide a stock-based incentive to improve the Corporation's financial performance and to assist in the recruitment, motivation and retention of key professional and managerial personnel. The Corporation's stock option plans are administered by the Compensation Committee. To date, the Compensation Committee has not granted stock options at less than fair market value.

     Generally, stock options are granted to eligible employees from time to time based primarily upon the individual's actual and/or potential contributions to the Corporation and the Corporation's financial performance. Stock options are designed to align the interests of the Corporation's executive officers with those of its stockholders by encouraging executive officers to enhance the value of the Corporation, the price of the Common Stock and, hence, the stockholders' return. In addition, the exercisability of stock options over a period of time is designed to defer the receipt of compensation by the option holder, thus creating an incentive for the individual to remain with the Corporation. The Corporation periodically grants new options to provide continuing incentives for future performance.

     During the fiscal year ended December 31, 1996, options to purchase an aggregate of 46,000 shares of Common Stock were awarded to the Corporation's executive officers. Of such options, 12,000 were granted to Mr. Levine and an aggregate of 34,000 were granted to the Corporation's other executive officers.

OTHER BENEFITS

     The Corporation also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Corporation offers a stock purchase plan, under which employees may purchase Common Stock at a discount, and a 401(k) profit-sharing plan, which permits employees to invest in a wide variety of funds on a pre-tax basis. The Corporation also maintains insurance and other benefit plans for its employees.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the tax deduction to $1 million for compensation paid to any of the executive officers unless certain requirements are met. The Compensation Committee has considered these requirements and the related regulations. It is the Compensation Committee's present intention that, so long as it is consistent with its overall compensation objectives, substantially all executive compensation shall be deductible for federal income tax purposes.

MR. LEVINE'S COMPENSATION

     Consistent with the executive compensation policies described above of providing relatively low base salaries combined with higher incentive bonuses, the Compensation Committee determined the base salary, incentive bonus and stock options received by Mr. Levine, the Corporation's President and Chief Executive

Officer, for services rendered in fiscal 1996. For the fiscal year ended December 31, 1996, Mr. Levine received $244,125 in base salary and was awarded a bonus of $85,000 based upon a combination of individual and corporate performance. Mr. Levine's bonus compensation for fiscal 1996 was approximately 35% of his base salary. In addition, in fiscal 1996 Mr. Levine was granted options to purchase 12,000 shares of Common Stock and in fiscal 1997 Mr. Levine was granted options to purchase 15,000 shares of Common Stock for services performed in 1996.

RESPECTFULLY SUBMITTED BY
THE COMPENSATION COMMITTEE
         Charles J. Coulter
         Andrea Geisser
         Jon D. Tompkins

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Corporation's Board of Directors has established a Compensation Committee consisting of Messrs. Coulter, Geisser and Tompkins. No person who served as a member of the Compensation Committee was, during the past fiscal year, an officer or employee of the Corporation or any of its subsidiaries, was formerly an officer of the Corporation or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of the Corporation served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of the Corporation.

COMPENSATION OF DIRECTORS

     The Corporation's non-employee directors receive a fee of $15,000 per year for service as a member of the Board of Directors, other than the Chairman of the Board of Directors who receives $75,000. All directors are reimbursed for expenses incurred in connection with attending Board of Directors and committee meetings. Non-employee directors are also automatically granted options to purchase shares of the Corporation's Common Stock pursuant to the 1994 Non-Employee Director Stock Option Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1992, the Corporation transferred selected assets of its imaging business unit to a wholly-owned subsidiary, Fusion Lighting, Inc. ("Fusion Lighting") and distributed the stock of Fusion Lighting to the shareholders of the Corporation in proportion to their holdings of Fusion Systems Corporation stock.

     The Corporation continues to sublease a facility to Fusion Lighting and provides limited administrative services such as data management services. The Corporation has also provided additional services including materials procurement, shipping and receiving, and accounting to Fusion Lighting. Additionally, the Corporation's former Japanese subsidiary (sold in connection with the sale of the UV curing business) purchased and resold certain imaging products from Fusion Lighting to fulfill preexisting contractual commitments. See Note 9 of Notes to the Corporation's Consolidated Financial Statements contained in the Corporation's Report on Form 10-K and also in the Corporation's Annual Report to Shareholders.

     Daniel Tessler, Chairman of the Board of Directors of the Corporation, also serves as Chairman of the Board of Directors and Chief Executive Officer of Fusion Lighting. Leslie S. Levine, a director and President and Chief Executive Officer of the Corporation, also serves as a director and President of Fusion Lighting. As of April 10, 1997, Mr. Tessler and Mr. Levine beneficially owned approximately 6% and 4%, respectively, on a Common Stock equivalent basis of Fusion Lighting, and 8% and 4%, respectively, of a series of non-convertible preferred stock of Fusion Lighting. An affiliate of Mr. Tessler also owned warrants, not presently exercisable, to acquire an additional 7% of Fusion Lighting at such date. A summary of the above-described transactions between the Corporation and Fusion Lighting in the fiscal year ended December 31, 1996 is as follows (in thousands):

    Purchase of equipment from Fusion Lighting.................................    $  78
    Procurement of materials and fixed assets for Fusion Lighting..............       51
    Corporate services and sales support provided to Fusion Lighting...........    1,047
    Building sublease rent.....................................................      190

     The amount receivable from Fusion Lighting as of December 31, 1996 was $241,000.

     At the time of the Corporation's sale of the UV curing business to Fairey Group, plc ("Fairey") in September of 1996, in a separate transaction, Fusion Lighting received $5 million from Fairey, in consideration for a mutual non-compete agreement, a cross license of technology, a change of corporate name of Fusion Lighting and a right of first opportunity to serve as Fusion Lighting's exclusive distributor for certain of its products which have application to UV curing.

     In 1996, the Corporation paid Venture Advisors, Inc. ("VAI") $1,046,500 for services rendered in connection with the sale of the UV curing business. Mr. Tessler, Chairman of the Board of Directors of the Corporation, is the President and controlling stockholder of VAI. The Corporation also received additional consulting services from VAI totaling $67,500.

     The Corporation has adopted a policy whereby all transactions between the Corporation and its officers, directors and affiliates shall be on terms no less favorable to the Corporation than could be obtained from unrelated third parties and shall be approved by a majority of the disinterested members of the Corporation's Board of Directors.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Corporation's directors, executive officers and holders of more than 10% of the Corporation's Common Stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock of the Corporation. Such persons are required by regulations of the SEC to furnish the Corporation with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended December 31, 1996 and written representations from certain Reporting Persons, the Corporation believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended December 31, 1996, except for the following: Mr. Geisser filed a late Form 3.

                                                                        ANNEX II
                      [LETTERHEAD OF SALOMON BROTHERS INC]

June 29, 1997

Board of Directors
Fusion Systems Corporation
7600 Standish Place
Rockville, MD 20855

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share ("Company Common Stock"), of Fusion Systems Corporation (the "Company"), of the consideration to be received by such holders in connection with the Agreement and Plan of Merger, dated as of June 30, 1997 (the "Merger Agreement"), among the Company, Eaton Corporation ("Parent") and ETN Acquisition Corp. ("Sub"), a wholly owned subsidiary of Parent. The Merger Agreement provides for, among other things, a tender offer by Sub to acquire all the outstanding Company Common Stock (the "Tender Offer") for $39.00 per share in cash (the "Cash Consideration") and for a subsequent merger of Sub with the Company pursuant to which each outstanding share of Company Common Stock (other than shares with respect to which appraisal rights are exercised) will be converted into the right to receive the Cash Consideration (the "Merger"). In addition, the Company proposes to declare a distribution, in respect of each share of Company Common Stock as of a record date prior to the consummation of the Tender Offer, of a right to receive up to an additional $5.00 per share in cash if the Company's net sales for the year ending December 31, 1998 exceed certain levels specified in the Contingent Payment Rights Agreement ( the "Contingent Payment Rights Agreement," and together with the Merger Agreement, Tender Offer and the Merger, the "Transaction").

     In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and certain other financial information concerning the Company, including financial forecasts, that were provided to us by the Company. We have discussed the past and current business operations, financial condition and prospects of the Company with certain officers and employees of the Company. We have also considered such other information, financial studies, analyses, investigations and financial economic and market criteria that we deemed relevant.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company.

     Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to effect the Transaction, and we express no view on the effect on the Company of the Transaction and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock (other than Parent and any of its affiliates) pursuant to the Transaction and does not constitute a recommendation concerning whether such holders should accept the Tender Offer or how such holders should vote with respect to the Merger Agreement or the Merger.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which was paid upon execution by the Company of the engagement letter with respect to the Transaction, a portion of which is payable upon initial delivery of this fairness opinion and the remainder of which is payable upon consummation of the Transaction. In the ordinary course of business, we may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have previously rendered certain investment banking and financial advisory services to the Company for which we have received customary compensation.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Company Common Stock (other than Parent and any of its affiliates) pursuant to the Transaction is fair to such holders from a financial point of view.

                                            Very truly yours,

                                            /s/ Salomon Brothers Inc

                                            SALOMON BROTHERS INC

                                      II-2